UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3
                                (Amendment No. 2)

                              TRANSACTION STATEMENT
           Under Section 13(e) of the Securities Exchange Act of 1934

                             ITEC ATTRACTIONS, INC.
                              (Name of the Issuer)

                             ITEC ATTRACTIONS, INC.
                                  PAUL M. BLUTO
                                  L. ANN BLUTO
                       (Names of Persons Filing Statement)

                         Common Stock, $0.001 par value
                         (Title and Class of Securities)

                                   450328-10-9
                      (CUSIP Number of Class of Securities)

                              James G. Swensen, Jr.
                             SWENSEN & ANDERSEN PLLC
                        136 South Main Street, Suite 318
                           Salt Lake City, Utah 84101
                                 (801) 364-7500
      (Name, Address, and Telephone Number of Person Authorized to Receive
      Notices and Communications on Behalf of the Persons Filing Statement)

                                  With copy to:
              Paul M. Bluto, Chief Financial and Operating Officer,
                           c/o ITEC Attractions, Inc.,
                      3562 Shepherd of the Hills Expressway
                             Branson, Missouri 65616
                                 (417) 335-3533.

This statement is filed in connection with (check the appropriate box):

         a. [x] The filing of solicitation materials or an information statement subject to Regulation 14A (ss.ss.240.14a-1 through 240.14b-2), Regulation 14C (ss.ss.240.14c-1 through 240.14c-101) or Rule 13e-3(c) (ss.240.13e-3(c)) under the Securities Exchange Act of 1934 (the "Act").

         b. [ ] The filing of a registration statement under the Securities Act of 1933.

         c. [ ] A tender offer.

         d. [ ] None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [x]

         Check the following box if the filing is a final amendment reporting the results of the transaction:[ ]

CALCULATION OF FILING FEE


Transaction valuation (1): $650,091.69             Amount of filing fee: $130.02

(1) Calculated solely for purposes of determining the filing fee, this amount assumes that approximately 2,407,747 shares of Common Stock will be acquired for cash in an amount equal to $0.27 per share. No securities are being acquired for non-cash consideration.

[ ] Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:  $130.02
         Form or Registration No.:  Schedule 13E-3
         Filing Parties:  ITEC Attractions, Inc.
         Date Filed: October 7, 2005

Introduction

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this "Schedule 13E-3") is being filed jointly by (1) ITEC Attractions, Inc., a Nevada corporation (the "Company"), (2) Paul M. Bluto, and (3) L. Ann Bluto (Paul M. Bluto and L. Ann Bluto are referred to collectively as the "Other Filing Parties"),with the Securities and Exchange Commission (the "Commission") for purposes of effecting the transaction described herein. This Amendment No. 2 further amends the Rule 13e-3 Transaction Statement on Schedule 13E-3 originally filed on October 7, 2005, and amended by Amendment No. 1 filed on December 12, 2005.

         Concurrently with the filing of this Schedule 13E-3, the Company and the Other Filing Parties are filing with the Commission their Preliminary Information Statement on Schedule 14C of the Securities Exchange Act of 1934, as amended (the "Information Statement"), describing a proposed amendment to the Company's Articles of Incorporation to effectuate a 1-for-381,426 reverse stock split of shares of common stock, par value $0.001, of the Company. The Information Statement is in preliminary form and is subject to completion or amendment.

         The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Information Statement of the information required to be included in response to the items of
Schedule 13E-3. The information contained in the Information Statement, including all appendices thereto, is expressly incorporated by reference into this Schedule 13E-3 in its entirety, and the responses to each item are qualified in their entirety by the information contained in the Information Statement.

Item 1. Summary Term Sheet.
         Regulation M-A Item 1001

         The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SUMMARY TERM SHEET"

Item 2. Subject Company Information.
         Regulation M-A Item 1002

         (a) Name and Address. The name of the Company is ITEC Attractions, Inc. Its principal executive offices are located at 3562 Shepherd of the Hills Expressway, Branson, Missouri 65616, and its telephone number is 417-335-3533.

         (b) Securities. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "OTHER INFORMATION - Security Ownership of Certain Beneficial Owners and Management"

         (c) Trading Market and Price. The information set forth in the Information Statement under the following captions is incorporated herein by reference.

                  "OTHER INFORMATION - Market Prices of Common Stock and Dividend Policy"

         (d) Dividends. The information set forth in the Information Statement under the following captions is incorporated herein by reference.

                  "OTHER INFORMATION - Market Prices of Common Stock and Dividend Policy"

         (e) Prior Public Offerings. Not applicable.

         (f) Prior Stock Purchases. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Fairness of the Reverse Stock Split" "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split"

Item 3.  Identity and Background of Filing Persons.
         Regulation M-A Item 1003

         (a) Name and Address. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "OTHER INFORMATION - Background Information Concerning Filing Persons"

         (b) Business and Background of Entities. Not applicable.

         (c) Business and Background of Natural Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "OTHER INFORMATION - Background Information Concerning Filing Persons"
                  "OTHER INFORMATION - Background Information Concerning Directors, Executive Officers and Controlling Stockholders"

Item 4. Terms of the Transaction.
         Regulation M-A Item 1004

         (a) Material Terms. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SUMMARY TERM SHEET"
                  "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock Split"

                  "SPECIAL FACTORS - Approval of the Reverse Stock Split By Our Board of Directors and Stockholders"
                  "THE REVERSE STOCK SPLIT - Basic Terms"

         (c) Different Terms. Not applicable.

         (d) Appraisal Rights. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "APPRAISAL RIGHTS OF DISSENTING OWNERS"
                  "APPENDIX B - TEST OF STATUTORY PROVISIONS GOVERNING RIGHTS OF DISSENTING STOCKHOLDERS, NRS 92A.300 to 92A.500" "APPENDIX C - FORM OF DEMAND FOR PAYMENT OF FAIR VALUE"

         (e) Provisions for Unaffiliated Stockholders. There are no provisions made by the Filing Persons in connection with this transaction to grant unaffiliated security holders access to the corporate files of the Filing Persons or to obtain counsel or appraisal services at the expense of the Filing Persons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Background of the Reverse Stock Split"

         (f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contracts, Transactions, Negotiations and Agreements. Regulation M-A Item 1005

         (a) Transactions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split"
                  "APPENDIX D - Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources"

         (b) Significant Corporate Events. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Background of the Reverse Stock Split"

         (c) Negotiations or Contacts. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Background of the Reverse Stock Split"

         (e) Agreements Involving the Subject Company's Securities. None.

Item 6. Purpose of the Transaction and Plans or Proposals.
         Regulation M-A Item 1006

         (b) Use of Securities Acquired. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "THE REVERSE STOCK SPLIT - Procedure Following the Reverse Stock Split"

         (c) Plans. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SUMMARY TERM SHEET"
                  "SPECIAL FACTORS - Effects of the Reverse Stock Split" "SPECIAL FACTORS - Additional Factors Considered by Our Board of Directors in Approving the Reverse Stock Split"
                  "THE REVERSE STOCK SPLIT - Basic Terms"
                  "THE REVERSE STOCK SPLIT - Conduct of Business After the Reverse Stock Split - Future Company Plans"

Item 7. Purposes, Alternatives, Reasons and Effects.
         Regulation M-A Item 1013

         (a) Purposes. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock Split"

         (b) Alternatives. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock Split"

         (c) Reasons. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Purposes and Reasons for the Reverse Stock Split"

         (d) Effects. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Effects of the Reverse Split"
                  "SPECIAL FACTORS - Material Federal Income Tax Consequences" "THE REVERSE STOCK SPLIT - Accounting Consequences"

Item 8. Fairness of the Transaction.
         Regulation M-A Item 1014

         (a) Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Fairness of the Reverse Stock Split"

         (b) Factors Considered in Determining Fairness. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Fairness of the Reverse Stock Split" "SPECIAL FACTORS - Additional Factors Considered by the Board of Directors in Approving the Reverse Stock Split"

         (c) Approval of Security Holders. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Factors Disfavoring the Reverse Stock
                  Split"
                  "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders"

         (d) Unaffiliated Representative. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Background of the Reverse Stock Split" "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders"

         (e) Approval of Directors. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Approval of the Reverse Stock Split by the Board of Directors and Stockholders"

         (f) Other Offers. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Other Offers"

Item 9. Reports, Opinions, Appraisals and Negotiations.
         Regulation M-A Item 1015

         (a) Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Background of the Reverse Stock Split" "SPECIAL FACTORS - Factors Favoring the Reverse Stock Split" "SPECIAL FACTORS - Fairness of the Reverse Stock Split"

         (b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Background of the Reverse Stock Split" "SPECIAL FACTORS - Factors Favoring the Reverse Stock Split" "SPECIAL FACTORS - Fairness of the Reverse Stock Split"

         (c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company who has been so designated in writing.

Item 10. Source and Amount of Funds or Other Consideration.
         Regulation M-A Item 1007

         (a) Source of Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Split"

         (b) Conditions. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Split"

         (c) Expenses. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Split"

         (d) Borrowed Funds. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Split"

Item 11. Interest in Securities of the Subject Company.
         Regulation M-A Item 1008

         (a) Security Ownership. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "OTHER INFORMATION - Security Ownership of Certain Beneficial Owners and Management"

         (b)    Securities Transactions.

                  "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split"

Item 12. The Solicitation or Recommendation.
         Regulation M-A Item 1012

         (d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Approval of the Reverse Stock Split By the Board of Directors and Stockholders"

         (e) Recommendations of Others. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Fairness of the Reverse Stock Split"

Item 13. Financial Statements.
         Regulation M-A Item 1010

         (a) Financial Information. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "SPECIAL FACTORS - Effects of the Reverse Stock Split"
                  "THE REVERSE STOCK SPLIT - Accounting Consequences"
                  "OTHER INFORMATION - Where You Can Find Additional
                  Information"
                  "APPENDIX D - Audited Financial Statements as of December 31, 2004 and 2003 and for each of the years then ended, Unaudited Financial Statements for the interim periods ended September 30, 2005 and 2004 and Management's Discussion and Analysis of Financial Condition and Results of Operations"

         (b)    Pro Forma Information.  Not Applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.
         Regulation M-A Item 1009

         (a) Solicitation or Recommendations. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "THE REVERSE STOCK SPLIT - Approval of the Reverse Stock Split by the Board of Directors and Stockholders"

         (b) Employees and Corporate Assets. The information set forth in the Information Statement under the following captions is incorporated herein by reference:

                  "THE REVERSE STOCK SPLIT - Source of Funds and Financial Effects of the Reverse Stock Split"

Item 15. Additional Information.
         Regulation M-A Item 1011

         (b) Other Material Information. The information set forth in the Information Statement and appendices thereto filed contemporaneously herewith is incorporated in its entirety herein by reference.

Item 16. Exhibits.
         Regulation M-A Item 1016

         Exhibit Number/Description

         (a) Information Statement of the Company incorporated by reference to Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission on January 18, 2006.

         (b)(1) Revolving Note dated May 18, 2005 in the principal amount of $400,000 and payable to Ozark Mountain Bank incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (b)(2) Commercial Pledge Agreement dated May 18, 2005 by and between the Company and Ozark Mountain Bank, securing the repayment of the Revolving Note incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (b)(3) Commercial Security Agreement dated May 18, 2005 by and between the Company and Ozark Mountain Bank, securing the repayment of the Revolving Note incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (c)(1) Valuation Report as of March 31, 2004 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A filed with this Amendment.

         (c)(2) Valuation Report as of June 30, 2005 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on October 7, 2005.

         (c)(3) Fairness Opinion as of September 28, 2005 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on October 7, 2005.

         (d)         None.

         (f)         None.

         (g)         None.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           ITEC ATTRACTIONS, INC.

         Date: January 18, 2006            /s/ Paul E. Rasmussen
                                           Paul E. Rasmussen
                                           President and Chief Operating Officer

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                           PAUL M. BLUTO

         Date: January 18, 2006            /s/ PAUL M. BLUTO
                                           Name: Paul M. Bluto

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                            L. ANN BLUTO

         Date: January 18, 2006             /s/ L. ANN BLUTO
                                            Name: L. Ann Bluto

EXHIBIT INDEX

         (a) Information Statement of the Company incorporated by reference to Information Statement on Schedule 14C filed by the Company with the Securities and Exchange Commission on January 18, 2006.

         (b)(1) Revolving Note dated May 18, 2005 in the principal amount of $400,000 and payable to Ozark Mountain Bank incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (b)(2) Commercial Pledge Agreement dated May 18, 2005 by and between the Company and Ozark Mountain Bank, securing the repayment of the Revolving Note incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (b)(3) Commercial Security Agreement dated May 18, 2005 by and between the Company and Ozark Mountain Bank, securing the repayment of the Revolving Note incorporated by reference to Form 10-QSB filed by the Company with the Securities and Exchange Commission on August 15, 2005.

         (c)(1) Valuation Report as of March 31, 2004 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A filed with this Amendment.

         (c)(2) Valuation Report as of June 30, 2005 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on October 7, 2005.

         (c)(3) Fairness Opinion as of September 28, 2005 referred to in response to Item 1014(d) and Item 1015 of Regulation M-A incorporated by reference to Schedule 13E-3 Transaction Statement filed by the Company with the Securities and Exchange Commission on October 7, 2005.

         (d)         None.

         (f)         None.

         (g)         None.

                                    VALUATION

                              ITEC Attractions Inc.
                                      As of
                                 March 31, 2004






                                   Prepared by

                           HOULIHAN VALUATION ADVISORS
                         675 East 2100 South, Suite 260
                            Salt Lake City, UT 84106
                               Tel: (801) 322-3300

                                  June 28, 2004

                                  June 28, 2004


Mr. Paul Rasmussen, President
ITEC Attractions, Inc.
3562 Shepherd of the Hills Expressway
Branson, MO 65616

            Re: Valuation Update of ITEC Attractions, Inc.
                ------------------------------------------

Dear Mr. Rasmussen:

Attached is the valuation report for ITEC Attractions, Inc. (hereinafter referred to as "ITEC" or "the Company"), that Houlihan Valuation Advisors ("HVA") has completed at your request. The purpose of the report is to render an opinion as to the fair value of the common stock of the Company as of March 31, 2004 for the purpose of exploring the feasibility of repurchasing outstanding minority interests in the Company.

The report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice and the Business Valuation Standards I through VIII set forth by the American Society of Appraisers.

Fair value is a legally created standard of value that applies to certain specific transactions. In most states, fair value is the statutory standard of value applicable in cases of dissenting stockholders' appraisal rights. In these states, if a corporation merges, sells out, or takes certain other major actions, and the owner of a minority interest believes he is being forced to receive less than adequate consideration for the stock, he has the right to have his shares appraised and to receive fair value in cash. In states that have adopted the Uniform Business Corporation Act, the definition of fair value follows:

         "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate actions to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would inequitable.

Even in states that have adopted this definition, there is no clearly recognized consensus about the interpretation of fair value in this context, but published precedents established in various state courts certainly have not equated it to fair market value.

Since the Company is a Nevada corporation, a Nevada precedent must be applied. In Steiner Corp v. Benninghoff, the U.S. District Court of Nevada ruled did not allow a minority discount but did allow a discount for lack of marketability. This standard is what has been applied to ITEC. We began with marketable control on a fair market value basis, applied a slight marketability discount and arrived at "fair value".

The business valuation study was undertaken using widely accepted principles of financial analysis and valuation. In particular, we observed the principles set forth in Internal Revenue Ruling 59-60, 1959-1 CB 237. The transaction value, market value and income value methods of valuation were utilized in arriving at an estimate of the fair value of the common stock of ITEC.

In preparing the report, we have used information  provided by the Company.  The
Company has represented that the information is reasonably complete and accurate. We did not make independent examinations of information prepared by Company management, which was relied upon, and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such. All of the information made available to us was carefully analyzed and reasonable attempts were made to find additional information that would be helpful in this study.

All financial projections relied upon were prepared by ITEC management, which has represented to us that such projections reflect its best estimates as to the future potential of the Company. It should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.

This report has been prepared for the specific purpose of establishing the fair value of the common stock of ITEC as of March 31, 2004 to explore the feasibility of repurchasing outstanding minority interests in the Company. The report is intended for no other use, and is not to be copied or given to unauthorized persons without the direct written consent of HVA.

Since valuation is an imprecise science, HVA does not purport to be a guarantor of value. Reasonable people can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusions arrived at independently using conceptually sound and commonly accepted methods of valuation.

Our study has concluded that a reasonable estimate of the fair value of the common stock of ITEC as of March 31, 2004 is $1.3 million or $0.16 per share based on 7,937,638 common shares of the Company's common stock issued and outstanding, as of that date.

Neither HVA nor its principals have any present or intended interest in ITEC. HVA's fees for this valuation are based on professional time charges, and are in no way contingent upon the final valuation figure determined.


HOULIHAN VALUATION ADVISORS



By:      ______________________________           ____________________________
         Ricardo Miranda                          Frederic L. Jones, ASA
         PRINCIPAL                                Accredited Senior Appraiser

--------------------------------------------------------------------------------
Table of Contents



TABLE OF CONTENTS..............................................................1

PREFACE........................................................................3

BASIC PRINCIPLES OF VALUATION..................................................4

INTRODUCTION...................................................................6

PURPOSE........................................................................6
SCOPE..........................................................................6
METHODOLOGY....................................................................6

COMPANY BACKGROUND.............................................................7

OVERVIEW.......................................................................7
OPERATIONS.....................................................................7
CUSTOMERS.....................................................................10
MARKETING.....................................................................11
STAFFING......................................................................11
COMPETITION...................................................................11
STRENGTHS AND WEAKNESSES OF ITEC..............................................12
DIRECTORS & OFFICERS..........................................................12
OWNERSHIP.....................................................................16
LEGAL ISSUES..................................................................17

ECONOMIC OVERVIEW AND OUTLOOK.................................................18

THE NATIONAL ECONOMY..........................................................18
   Economic Growth............................................................19
   Inflation..................................................................19
   Interest Rates.............................................................20
   Corporate Profits..........................................................20
   The Stock Market...........................................................21
   Conclusion.................................................................21
BRANSON ECONOMY...............................................................22

INDUSTRY OVERVIEW.............................................................25

MOTION PICTURE THEATER INDUSTRY OVERVIEW......................................25
RESTAURANT INDUSTRY OVERVIEW..................................................26
   Trends.....................................................................27
   Growth.....................................................................27
   Market Segments............................................................27
   Outlook....................................................................27
CONCLUSION....................................................................28

FINANCIAL REVIEW..............................................................29

CROSS SECTIONAL ANALYSIS......................................................32

ESTIMATES OF VALUE............................................................34

OVERVIEW......................................................................34
NATURE OF THE SECURITY........................................................34


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                     Page 1

NORMALIZATION OF EARNINGS.....................................................35
BOOK VALUE....................................................................36
TRANSACTION VALUE.............................................................36
MARKET VALUE - GUIDELINE COMPANY METHOD.......................................37
MARKET VALUE - COMPARABLE COMPANY TRANSACTION METHOD..........................39
INCOME VALUE..................................................................40

SUMMARY AND CONCLUSION........................................................43

EXHIBITS

EXHIBIT #1..........................................HISTORICAL INCOME STATEMENTS
EXHIBIT #2..............................INCOME STATEMENT ITEMS AS A % OF REVENUE
EXHIBIT #3....................................INCOME STATEMENT ITEM GROWTH RATES
EXHIBIT #4...HISTORICAL INCOME STATEMENTS 3 MONTHS ENDED MARCH 31, 2003 AND 2004
EXHIBIT #5..........TRAILING TWELVE-MONTH INCOME STATEMENT AS OF MARCH 31, 2004
EXHIBIT #6.............................................HISTORICAL BALANCE SHEETS
EXHIBIT #7..................................BALANCE SHEET ITEMS AS A % OF ASSETS
EXHIBIT #8.........................HISTORICAL BALANCE SHEET AS OF MARCH 31, 2004
EXHIBIT #9.......................................HISTORICAL CASH FLOW STATEMENTS
EXHIBIT #10............................................SELECTED FINANCIAL RATIOS
EXHIBIT #11..........SELECTED STATISTICS FOR ITEC, MOVIE THEATERS  & RESTAURANTS
EXHIBIT #12...................................INDUSTRY SAMPLE GROUP DESCRIPTIONS
EXHIBIT #13......................INDUSTRY SAMPLE GROUP MARKET AND FINANCIAL DATA
EXHIBIT #14.....................MARKET VALUE RATIOS OF THE INDUSTRY SAMPLE GROUP
EXHIBIT #15.TRADING HISTORY OF ITEC STOCK FROM JANUARY 2, 2004 TO MARCH 31, 2004
EXHIBIT #16..............................COMPARABLE COMPANY TRANSACTION ANALYSIS
EXHIBIT #17...............MARKET VALUE RATIOS OF COMPARABLE COMPANY TRANSACTIONS
EXHIBIT #18.................................COMPUTATION OF EQUITY DISCOUNT RATE

APPENDICES

APPENDIX A.........................................................CERTIFICATION
APPENDIX B......................................STATEMENT OF LIMITING CONDITIONS
APPENDIX C.................................................REVENUE RULING #59-60
APPENDIX D..............................................PROFESSIONAL CREDENTIALS

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ITEC Attractions, Inc. Valuation as of March 31, 2004                     Page 2

--------------------------------------------------------------------------------
Preface

         This valuation study was conducted by Houlihan Valuation Advisors ("HVA") at the request of ITEC Attractions, Inc. (hereinafter "the Company" or "ITEC") to provide an estimate of the fair value of the common stock of the Company as of March 31, 2004, for the purpose of exploring the feasibility of repurchasing outstanding minority interests in the Company.

         This valuation report has been prepared in accordance with the Uniform Standards of Professional Appraisal Practice as well as Business Valuation Standards set forth by the American Society of Appraisers.

         In preparing this report, information provided by the Company was used. Management has represented the information as being reasonably complete and accurate, and as fairly presenting the financial position, prospects and related facts of the Company. HVA is not in a position to certify the accuracy of basic data provided by management, and the validity of this valuation study is dependent upon the accuracy of such data. HVA does certify that conceptually sound methods were used in the valuation.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                     Page 3

--------------------------------------------------------------------------------
Basic Principles of Valuation


         The principles that have governed this analysis provide a basis for the determination of value where an active market for a company's securities is lacking. The valuation procedure attempts to analyze the earning power of a company and the ability of the company to convert this earning power into value. Earning power is related to the rates of return expected in the financial markets for various types of investment alternatives, with consideration given to past history, expected growth rates and risk. This report provides a direct comparison between ITEC's operations and those of companies operating in the same industry. From this comparison, certain reasonable conclusions concerning the relative financial position and performance of the Company may be drawn.

         Fair value is a legally created standard of value that applies to certain specific transactions. In most states, fair value is the statutory standard of value applicable in cases of dissenting stockholders' appraisal rights. In these states, if a corporation merges, sells out, or takes certain other major actions, and the owner of a minority interest believes he is being forced to receive less than adequate consideration for the stock, he has the right to have his shares appraised and to receive fair value in cash. In states that have adopted the Uniform Business Corporation Act, the definition of fair value follows:

              "Fair value," with respect to a dissenter's shares, means the value of the shares immediately before the effectuation of the corporate actions to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would inequitable.

         Even in states that have adopted this definition, there is no clearly recognized consensus about the interpretation of fair value in this context, but published precedents established in various state courts certainly have not equated it to fair market value.

         Since the Company is a Nevada corporation, a Nevada precedent must be applied. In Steiner Corp v. Benninghoff, the U.S. District Court of Nevada ruled did not allow a minority discount but did allow a discount for lack of marketability. This standard is what has been applied to ITEC. We began with marketable control on a fair market value basis, applied a slight marketability discount and arrived at "fair value".

         The value of securities of a corporation in the hands of its stockholders and the value of the underlying assets of the corporation are often only incidentally related. The value of securities that are freely traded in a public market is influenced as much by external factors beyond the control of the company as it is by internal factors within the control of management. Such external factors include:


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                     Page 4

              o      General economic conditions;

              o Conditions existing within a specific industry (e.g., degree of risk, stability or rate of growth);

              o Public attitude and investor sentiment toward particular industries and companies.

         Fair market value of securities that enjoy an active public market is determined by actual market quotations on a particular date, unless the market for a security is affected by some abnormal influence or condition. In the case of ITEC, although it is traded on the "Over-the-Counter" market, it is very thinly traded and does not have the trading characteristics of liquidity, market support by market makers, or a research following that is typical of publicly traded companies.

         Principal weight must be given to evidences of earning power, book value, dividend paying capacity, financial and competitive position, and other facts and circumstances which a potential buyer and seller would consider. Also, prices realized in actual sales of similar companies on or about the valuation date afford a realistic measure of value.

         The various techniques used in this report are based on different concepts and assumptions. As a result, their application produces a range of possible values. A single number within that range is given as a reasonable estimate of value as of the valuation date. It should be emphasized that, as is the case with publicly traded securities, when expectations for ITEC change over time, so does its value. Further, the value of a firm may fluctuate over time even though its internal operating characteristics remain essentially unchanged. The securities market places different significance on income and risk properties of companies as general economic conditions vary.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                     Page 5

--------------------------------------------------------------------------------
Introduction

--------------------------------------------------------------------------------
         Purpose

         The purpose of this report is to determine the fair value of the common stock of ITEC as of March 31, 2004 for the purpose of exploring the feasibility of repurchasing outstanding minority interests in the Company.


--------------------------------------------------------------------------------
         Scope

         Both internal and external factors that influence the value of ITEC have been analyzed and interpreted. Internal factors include the firm's performance and financial structure, as well as the size and marketability of the interest being valued. External factors include, among others, the health of the industry and the position of the Company therein, economic trends, and conditions in the securities markets.

         In preparing the report, a trip to visit ITEC's operations in Branson, Missouri was undertaken in June of 2004. In addition to meeting with management, the IMAX film was watched, shops were visited, meals were eaten at McFarlain's Restaurant and the Food Court, the Chamber of Commerce was visited, and the town was toured.


--------------------------------------------------------------------------------
         Methodology

         The report first looks at the background and operating characteristics of ITEC. It next provides overviews of the national economy and the entertainment and restaurant industries, each important as a description of the environment in which the Company operates.

         A financial analysis of the Company, as well as a comparative analysis of the performance of the Company with that of the industry, follows. Next, the report determines explicit values for the Company via the application of alternative valuation techniques. Four valuation methods are analyzed: book value (including liquidation value), transaction value, market value (derived from market value ratios of guideline company and ratios of comparable company transactions), and income value (based on the present value of future benefits). After considering the assumptions and relative justification of each valuation method, the results are synthesized into a fair market value estimate of the Company's common stock.

--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                     Page 6

--------------------------------------------------------------------------------
         Company Background


--------------------------------------------------------------------------------
         Overview

         International Tourist Entertainment Corporation was formed in the U.S. Virgin Islands on June 3, 1986. At a shareholders' meeting held October 16, 1999, the shareholders of International Tourist Entertainment Corporation, approved the merger of International Tourist Entertainment Corporation with and into ITEC Attractions, Inc., a Nevada corporation which was incorporated September 3, 1999. The sole purpose of the merger was to change the domicile from the U.S. Virgin Islands to Nevada.

         The Company owns and operates a major, giant screen entertainment facility in Branson, Missouri, known as the IMAX(R) Entertainment
         Complex. The Branson facility was constructed by the Company and commenced operations on October 8, 1993. The IMAX(R) Entertainment Complex consists of the Ozarks Discovery IMAX(R) Theater, a giant screen motion picture theater, the Elite Cinema III Theaters consisting of three 35mm motion picture theaters, which were opened in August 2001, the Remember When Theater, which was renamed The Little Opry Theater, which features live performances, McFarlain's, a full service restaurant, the IMAX(R) Food Court which operates franchises for Quizno's Subs, Breadeaux Pizza, and Baskin Robbins. The Company also operates several retail shops, various food concessions and related amenities.

         The Company  produced and owns an IMAX(R) theme film entitled  "Ozarks:
         Legacy and Legend." The theme film premiered on April 28, 1995 and is currently exhibited only at the Ozarks Discovery IMAX(R) Theater. The Company also rents giant screen films and 35mm feature films from third parties for exhibition at its Branson facility. Revenues of the Company are generated from five general sources: (1) ticket sales for admission to the IMAX(R) Theater and for Elite Cinema III Theater; (2) operation of restaurant facilities and food court facilities; (3) operation of retail shops; (4) ticket sales for admission to the Little Opry Theater; and (5) lease of retail space.


--------------------------------------------------------------------------------
         Operations

         The Branson facility is known as the IMAX(R) Entertainment Complex. The Complex features a 532 seat IMAX(R) giant screen theater with a screen that is approximately 6 stories (62 feet) tall and 83 feet wide. This

--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                     Page 7
         theater is known as the "Ozarks Discovery IMAX(R) Theater." Other features of the Complex which are operated by the Company are:

              - The Elite Cinema III Theater, a state of the art three theater complex that shows Hollywood type movies;
              - The Little Opry Theater, (which was formerly the Remember When Theater), a 210 seat live performance theater. Currently, the theater features a musical comedy and several country western and blue grass musical groups;
              - McFarlain's Family Restaurant, one of Branson's most popular eating establishments. The Restaurant seats 630 people and features regional food specialties as well as home baked pies and other desserts;
              - The IMAX Food Court which operates franchises for Quizno's Sub Sandwiches, Breadeaux Pizza, and Baskin Robbins Ice Cream;
              - Legacy & Legends Gift Shop offers products, which tie to the large format films being presented in the theater and reflect the lifestyle of the Ozarks and a large line of other gift shop items;
              - Fabulous Finds Gift Shop offers a unique blend of fine and fashion custom jewelry items with selections for both the young and young at heart; and
              - ShadowBox Gift Shop offers a wide range of collectibles and other quality gift shop items.

         The Complex also houses some 12 other tourist related retail shops and kiosks, consisting of approximately 10,000 square feet, which are leased to and operated by third parties.

         Ozarks Discovery IMAX(R) Theater 35mm Feature Film Complex
         The Company's giant screen theater was designed initially to take advantage of only large format film and projection format. The large format film is ten times larger than the 35mm film used in the typical movie theater. This specially designed giant screen theater is configured with amphitheater style seating and uses a special projection and sound system. The projected image fills the screen that is 62 feet high and 83 feet wide. The result is that large format films can be displayed with great clarity at much larger than usual viewing size, bringing the viewer "into" the film action on the screen. The visual image is complemented with a digital, 22,000-watt, 44 speaker, surround sound system, which management believes is one of the best theater sound systems in the world.

         The Company is leasing the giant screen projection system, sound system and projection screen from IMAX(R) Corporation. The Company's exclusive film, "Ozarks: Legacy & Legend," which is exhibited three to five times per day, was produced by the Company in the large format. The Company typically exhibits two to four other large format films in its regular daily schedule, in addition to the "Ozarks: Legacy & Legend" film.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                     Page 8

         In December of 1997, the Company installed a 35mm projection system with special lenses that allow the image of regular feature films to be projected in such a way as to fill approximately 60% of the six story tall screen. The projection system is tied into the powerful IMAX(R) sound system. This combination of the largest possible visual image and perhaps the nation's most sophisticated and effective theater sound system, make viewing a feature 35mm film a memorable experience.

         The reception of this unique 35mm projection system has been outstanding from both the local citizens and tourists. 35mm feature films are typically longer than large format films and as a result, concession sales have increased dramatically during the showing of 35mm movies.

         As a result of the experience the Company has had with exhibiting 35-mm movies in the IMAX(R) Theater, the Company constructed and on August 14th, 2001, opened a three theater 35-mm complex adjacent to the IMAX(R) Complex. The seating capacity of the three theaters is 181, 170 and 132 people. The theater that has 181 seats has a stage, so that the theater can be used for live shows. All three theaters have stadium seating and state of the art sound and projection systems.

         McFarlain's Family Restaurant
         The Company acquired the restaurant operation in May 1995 and has increased the total seating to 630 to take advantage of the popularity of the restaurant. The key factors in the success of McFarlain's are quality food and extra special service. Unique specialties like fried green tomatoes and french fried sweet potatoes are provided to entice customers. McFarlain's can accommodate up to 15 motor coach groups per hour. While tour groups are important, they represent only 33% of the restaurant's business. In 2003, the restaurant served over 365,000 people.

         The IMAX(R) Food Court
         The Company acquired The Back Porch Deli operation from an existing tenant in January 1997. Because of continuing operating losses at The Back Porch Deli, the Company converted The Back Porch to a food court called The IMAX(R) Food Court. This conversion was completed in May of 2000. The Company owns and operates The IMAX(R) Food Court where it operates franchises for Quiznos Subs, Baskin Robbins and Breadeaux Pizza.

         Little Opry Theater
         To better utilize space and broaden the entertainment offerings of the Complex, in 1998 the Company completed the construction of a 210 seat, intimate live performance theater in an area of the facility which had been an unused holding area for the IMAX(R) Theater. Originally the name of the theater was The Remember When Theater. In January of 2003, the name of this theater was changed to the Little Opry Theater.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                     Page 9

         The theater currently features the play Smoke on the Mountain, a bluegrass musical group, Goldwing Express, a country western act called Hank Williams Revisited, and a country western group called Keepin' It Country. The cast of Smoke on the Mountain takes the audience back to a simpler time, 1938, when the singing Sanders family visit the Mount Pleasant Church for the first ever Saturday night sing. Goldwing Express is a national touring bluegrass band. This band combines a Branson style comedy act with the acoustics of a five-string banjo, mandolin, guitar, bow and fiddle, and an upright bass. The Hank Williams Revisited show performs the unforgettable songs written by country music's first star. Keepin' It Country brings the country music sounds of Nashville's Grand Ole Opry to the Little Opry Theater.

         Company Owned Retail Operations
         The Legacy & Legends Gift Shop is a full-fledged specialty gift shop. Based on the success of the Legacy & Legends Gift Shop the Board of Directors approved a resolution to expand the retail operations of the Company whenever the opportunity presents itself. In October of 2000 the Company purchased Fabulous Finds, a jewelry kiosk located in the complex. In January of 2001 the Company purchased Shadow Box Gifts. Shadow Box is a gift shop located in the complex specializing in the sale of collectibles and other gift shop items.

         Leased Space
         Since the inception of the Complex in 1993, retail sales have been a very important factor in creating a total experience for visitors. In addition to the three shops operated by the Company, there are now 12 retail shops and kiosks in the Complex that are leased to third parties. The Complex boasts the most atmospheric, comfortable and unique indoor shopping experience in Branson and is able to demand some of the highest rents for retail space in Branson.



--------------------------------------------------------------------------------
         Customers


         The Company is reliant upon the large number of tourists that visit Branson throughout the year. According to the Branson Chamber of Commerce, Branson received an estimated 7.2 million visitors in 2003 that spent $1.4 billion. This makes tourism the chief industry in the Branson area (see the "economic overview" section for further discussion).

         ITEC's Branson IMAX Entertainment Complex positions itself as a unique comprehensive tourist experience encompassing movies (IMAX productions and major studio releases), casual dining (McFarlain's Family Restaurant and food court), live shows, and souvenir and other shopping.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 10

         Historically, walk-in business has accounted for approximately two-thirds of the Company's revenues while group business has accounted for the other third. Management expects the mix to change somewhat as relatively fewer people are traveling by motor coach tours, which have accounted for the vast majority of group tourists.


--------------------------------------------------------------------------------
         Marketing

         ITEC markets its venues through printed material (fliers, brochures and inserts) that describe each attraction and roadside billboards. The printed materials are ubiquitous in Branson. The Company has relationships with the area hotels and its materials are found in most hotel and restaurant lobbies.

         Timeshare sales are prevalent in Branson and one of the developers that leases space from ITEC for its sales efforts offers ITEC attraction tickets as enticements to tour their properties.


--------------------------------------------------------------------------------
         Staffing

         At December 31, 2003, the Company had approximately 90 full-time employees and all of them work at the IMAX(R) Entertainment Complex in Branson, Missouri.


--------------------------------------------------------------------------------
         Competition

         The Company operates a single facility in Branson, Missouri providing entertainment, food, and shopping for tourists. The Company competes with other entertainment attractions, restaurants, and retail shops in the Branson area. The Company is also impacted by the competitive draw of Branson in relation to other locations across the country.

         Branson has many live performance theaters with presentations ranging from music to comedy to drama. These theaters generally operate from May through mid-December, although more of these theaters are now offering a limited performance schedule in March and April. On average, a theater offers two performances each day, for six days a week, during the peak season, but may offer only one performance per day or reduce the number of days per week during slower months. Seasonality causes a definite business cycle within each year for the Company's Branson facility.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 11

         The major attraction in Branson is Silver Dollar City, an amusement park with an 1890's theme, which attracts almost 2 million visitors each year. Several other attractions exist in Branson, including water parks, family amusements, and activities related to the lake in the region. The Company has entered into cross promotion arrangements with Silver Dollar City and with several of the major entertainers and timeshare developers in Branson. The IMAX(R) Entertainment Complex has become established as one of the major attractions in Branson and approximately 1,000,000 people visited the facility in 2003.

         Competition for the tourist dollar has become fierce as the number of attractions, restaurants, and hotels have increased dramatically. There are more than 56,228 theatre seats, more than 200 lodging facilities with 20,000 hotel rooms, and approximately 450 restaurants in Branson. These figures illustrate the competitive nature of the Branson market.


--------------------------------------------------------------------------------
         Strengths and Weaknesses of ITEC

         ITEC's strength is its unique offering of movies, dining, shopping and live shows under one roof. It also has a good, central location for tourism. Its attractions, products and services are reasonably priced and offer value conscious tourist options in a comfortable setting.

         ITEC's weakness is not something that is Company specific, rather it is a general concern for all tourist locations in Branson these days. While tourist visits have grown dramatically from 1985 to 2000, they have been virtually flat for the last four years, while the general competition for the tourist dollar has increased more than proportionately and annual tourist visits appear to have stabilized at approximately 7.2 million.


--------------------------------------------------------------------------------
         Directors & Officers

         The directors and executive officers of the Company are:


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 12

         --------------------------- ------ ------------------------------------
         Name                         Age    Position in Company
         --------------------------- ------ ------------------------------------
         Paul M. Bluto               75     Chairman of the Board of  Directors,
                                            Chief  Executive Officer and Chief
                                            Financial Officer
          --------------------------- ------ -----------------------------------
         Lourette Ann Bluto          71     Director
         --------------------------- ------ ------------------------------------
         Thomas J. Carlson           51     Director
         --------------------------- ------ ------------------------------------
         Kelvyn H. Cullimore         68     Director
         --------------------------- ------ ------------------------------------
         Kelvyn H. Cullimore, Jr.    47     Director
         --------------------------- ------ ------------------------------------
         Francis E. McLaughlin       62     Director
         --------------------------- ------ ------------------------------------
         Kumar V. Patel              58     Director
         --------------------------- ------ ------------------------------------
         Paul Rasmussen              62     President and Chief Operating
                                            Officer
          --------------------------- ------ -----------------------------------
         Randy S. Brashers           35     Vice President of Operations
         --------------------------- ------ ------------------------------------
         Robert J. Cardon            40     Secretary/Treasurer
         --------------------------- ------ ------------------------------------
         Debby Black                 36     Vice President of McFarlain's
                                            Restaurant
         --------------------------- ------ ------------------------------------
         Gayle Pitman                46     Vice President of Retail Sales
         --------------------------- ------ ------------------------------------

         Kelvyn H. Cullimore is the father of Kelvyn H. Cullimore, Jr and Lourette Ann Bluto is the wife of Paul M. Bluto. There are no other family relationships among any of the above-named persons.

         All directors of the Company are elected to hold office until they resign and/or are terminated, and until their successors have been duly elected and qualified. Officers of the Company are elected by the Board of Directors and hold office until their successors are chosen and qualify, or until their death, or until they resign or have been removed from office. All staff personnel employed by the Company devote full time to the business of the Company as salaried employees, with the exception of Robert J. Cardon and Paul M. Bluto. Mr. Paul M. Bluto devotes approximately 80% of his time to his duties for the Company. In addition he provides consulting services to GS & W, a Company owned by Lourette Ann Bluto. Robert Cardon is an employee of Dynatronics Corporation and provides services to the Company on an as-needed basis. Mr. Cardon devotes approximately 5% of his time to his duties for the Company. Dynatronics Corporation is a public company, which manufactures devices for the physical medicine market.

         Paul M. Bluto has been a Director of the Company since April 1995. He became Chairman of the Board and Chief Financial Officer in February 1997 and on March 1, 1999 became Chief Executive Officer. Since 1990, Mr. Bluto has provided consulting services to GS & W. From 1966 to 1990, Mr. Bluto was employed with the United Automobile, Aerospace, Agriculture Implement Workers of America (U.A.W.), most recently as a Senior Vice President of Operations and Human Resources.

         Lourette Ann Bluto was elected a Director of the Company on October 3, 1997. She is President and sole owner of GS&W Services, Inc., a full service printing and mailing corporation. Mrs. Bluto founded GS&W Services in 1969, and currently has 31 employees. GS&W Services is located in Walnut, California. Mrs. Bluto is active in community and civic affairs, having served as Vice-President of Edison Elementary
         School P.T.A., President of the Walnut/Diamond Bar Soroptimist Club, Board member of the Santa Ana YWCA Hotel for Women. She has presided as


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 13

         President of the California Chapter of M.A.S.A., and has served on the Board of Directors of several businesses, including Local 509 Federal Credit Union.

         Thomas J. Carlson became a Director in June 1997. Mr. Carlson has been in a private law practice for over 14 years in Springfield, Missouri. From 1987 to 1993, and 2001 to the present, he has served as Mayor of Springfield. He serves on various community service boards of directors. Mr. Carlson received a JD degree from the University of Missouri at Kansas City in 1979 and a BA degree in Journalism from George Washington University in 1975.

         Kelvyn H. Cullimore has been a Director since 1986 and served as Chairman of the Board from 1986 to February 1997. Mr. Cullimore received a B.S. in Marketing from Brigham Young University in 1957 and, following graduation, worked for a number of years as a partner in a family-owned home furnishings business in Oklahoma City, Oklahoma. Mr. Cullimore has participated in the organization and management of various enterprises, becoming the president or general partner in several business entities, including real estate, the motion picture industry and equipment partnerships and has served on the board of directors of Brighton Bank and a privately-owned wholesale travel agency. Since 1975, Mr. Cullimore has consulted for independent film production and distribution companies and has been involved in the raising of capital for the production of feature-length films. From 1979 to 1992, Mr. Cullimore served as chairman of the board and president of American Consolidated Industries ("ACI"), a corporate affiliate of Dynatronics Corporation, which in 1992 was merged with and into Dynatronics Corporation. ACI was a privately owned holding company for various investments. From 1983 to 1992, Mr. Cullimore also served as president of Dynatronics Corporation and from 1983 to present he has served as chairman of the board of Dynatronics Corporation, a publicly-held company whose securities are registered under the Securities Exchange Act of 1934, as amended.

         Kelvyn H. Cullimore, Jr. has been a Director of the Company since its incorporation in 1986. He graduated from Brigham Young University with a degree in Financial and Estate Planning in 1980. Since graduation, Mr. Cullimore, Jr. has served on the board of directors of several businesses, including Dynatronics Corporation, Dynatronics Marketing Company, ACI and a privately owned wholesale travel agency. In addition, he has served as secretary/treasurer of each of the foregoing companies. Mr. Cullimore, Jr. also served as Executive Vice President and Chief Operating Officer of ACI and he currently serves as President and a Director of Dynatronics Corporation, a publicly-held company whose securities are registered under the Securities Exchange Act of 1934, as amended.



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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 14

         Francis E. McLaughlin has been a Director of the Company since 1988. He is the founder and principal owner of the McLaughlin Companies, which includes the largest real estate firm in the U.S. Virgin Islands, as well as a real estate appraisal company, and property management companies. He has been involved in the development of several residential and commercial real estate projects there. An original investor in the First Virgin Islands Federal Savings Bank, he currently serves as chairman of the board of the institution. Over the years, Mr. McLaughlin has held leadership positions in civic, community and professional organizations.

         Kumar V. Patel was elected a director of the Company in April 1995. Since 1976, Mr. Patel has been self-employed in real estate investment and management in Southern California. He received a B.A. in Honors Economics and Accounting from the University of Newcastle-Upon-Tyne, Great Britain. He is a licensed Real Estate Broker and a licensed General Contractor in California. He is also President of Great Designs Realty and Development Inc., a family business offering service in foreclosure, property management and construction.

         Paul Rasmussen was elected President and Chief Operating Officer effective March 1, 1999. Prior to being named President, he had served as the Company's Controller. Mr. Rasmussen has held a number of financial and operation positions in the airline industry prior to joining ITEC. Mr. Rasmussen received a Bachelor of Science degree in accounting from the University of Montana in 1972.

         Randy S. Brashers was elected Vice President of Operations for the Company in June of 1997. Mr. Brashers is a life-long resident of the Ozarks. He grew up in the retail and wholesale broker business and graduated with a B.S. degree from Southwest Missouri State University. He was employed by the Kimberling City Chamber of Commerce prior to joining ITEC in December of 1993. He has served as floor manager, assistant operations manager and operations manager prior to his current position.

         Robert J. Cardon was appointed Corporate Secretary of the Company in February 1992 and became Treasurer of the Company in February 1997. Mr. Cardon is Corporate Secretary and is a full time employee of Dynatronics Corporation. From 1987 to 1988, Mr. Cardon was employed as a registered representative of an investment-banking firm. He received his B.A. in 1987 and his M.B.A. in 1990, both from Brigham Young University.

         Debby Black was elected Vice President of McFarlain's Restaurant in June of 2001. Ms. Black has been employed by McFarlain's Restaurant since September 1995. She has held a number of positions at McFarlain's.

         Gayle Pitman was elected Vice President of Retail Sales in June of 2001, and has held a number of management positions in the retail sales industry. She is currently manager of the Legacy & Legends gift shop, Fabulous Finds Jewelry and the ShadowBox Gift and Collectibles store, all of which are owned by the Company.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 15

--------------------------------------------------------------------------------
         Ownership

         The following table presents the Common Stock of ITEC beneficially owned:


         Name of                         Amount and Nature          Percent of
         Beneficial Owner              of Beneficial Ownership       Class (1)


         Paul M. Bluto (2)                        5,373,666              67.7%
         Lourette Ann Bluto (2)                   5,373,666              67.7%
         Kelvyn H. Cullimore (3)                    433,982               5.5%
         Kelvyn H. Cullimore, Jr. (4)               220,339               2.8%
         Francis E. McLaughlin (5)                  111,097               1.4%
         Kumar V. Patel (6)                         100,000               1.3%
         Thomas J. Carlson (7)                       66,667               0.8%
         Randy S. Brashers                           70,543               0.9%

         All Directors and Officers
         of the Company as a Group                6,155,955              77.6%
         (8 persons) (8)

         (1) These calculations are based upon a total of 7,937,638 shares outstanding as of March 23, 2004. In addition, for each person or group the number of shares owned and the calculation of the percentage ownership includes the number of shares that person or group has the right to acquire.

         (2) Mr. Paul Bluto and Mrs. Lourette Ann Bluto jointly own 11,013 shares as a result of their pre-bankruptcy holdings. Mr. Bluto acquired 4,433,490 restricted shares pursuant to the Company's Plan of Reorganization. Mr. Bluto acquired 539,573 restricted shares in a private placement by the Company. Mrs. Bluto owns directly 6,257 shares. In addition, Mr. Bluto's individual retirement account holds 383,333 restricted shares acquired in a private placement by the Company and Mrs. Bluto is deemed to be the beneficial owner of the shares. All shares owned directly or beneficially by either Mr. Bluto or Mrs. Bluto are deemed to be beneficially owned by the other.

         (3) Mr. Cullimore owns directly and beneficially 213,643 shares of the Company. Mr. Cullimore may be deemed to be a control person of Dynatronics Corporation, which owns 220,339 shares, which are included in Mr. Cullimore's holdings.

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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 16

         (4) Mr. Cullimore, Jr. may be deemed to be a control person of Dynatronics Corporation, which owns 220,339 shares, which are included in Mr. Cullimore, Jr.'s holdings.

         (5) Mr. McLaughlin is the direct and beneficial owner of these shares.

         (6) Mr. Patel is the direct and beneficial owner of these shares.

         (7) Mr. Carlson is the direct and beneficial owner of these shares.

         (8) The calculation of beneficially owned shares of all executive officers and directors as a group eliminates the duplicate entries of shares owned by Dynatronics which are reflected in the beneficial ownership of both Kelvyn H. Cullimore and Kelvyn H. Cullimore, Jr., as well as shares owned by GS&W Services, Inc. and the Bluto family, which are reflected in the beneficial ownership of both Paul and Lourette Ann Bluto.


--------------------------------------------------------------------------------
         Legal Issues

         As of the valuation date, there were no materials pending legal proceedings to which the Company is a party or of which any of its property is the subject.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 17

--------------------------------------------------------------------------------
Economic Overview and Outlook


--------------------------------------------------------------------------------
         The National Economy

         Three months ago, in Value Line's last "Quarterly Economic Review," it was observed that the economy, which had followed an uneven course for the first two years of the current upturn, finally had started to turn the corner. That observation proved to be largely on the mark, although the degree of strength exhibited by the economy during the third quarter (in terms of the growth in the U.S. gross domestic product) was far in excess of what most had forecast, as the GDP increased by more than 7 percent. That showing, which was helped by strong gains in consumer spending, a recovery in capital goods demand, higher government expenditures, low interest rates, and falling tax rates, was the economy's best three-month performance in nearly 20 years.

         The third quarter will be a tough act to follow, however, as everything that could go right in the period did. The consumer was a significant contributor to the better business tone over the summer months, as demand for autos, housing, and smaller-ticket retail purchases was generally strong. At the same time, figures issued by the government confirmed that capital spending and nonresidential building both had climbed, as did government spending and U.S. exports. Also, the Bush Administration's tax reduction and fiscal stimulus package became effective during the quarter, and this gave retail sales a lift. It is doubtful that such broad-based strength can be duplicated during the current quarter, although the reports issued to date and the overall trends now in place suggest that GDP growth should total around 4 percent for the period. At this point, Value Line believes that any surprises in the quarter will be on the upside.

         In Value Line's August report, their optimism was attributed to increases in consumer confidence, the enactment of a fiscal stimulus package, and the evolving recovery in capital spending. Three months and a series of global and domestic events later, these trends are still largely in place and they continue to have a very positive influence on the economy. Moreover, the employment picture-which had been rather grim several months ago, as talk of a so-called jobless recovery proliferated--has since brightened appreciably, with recent data showing solid increases in non-farm payrolls in September and October. In addition, new jobless claims, which had been in excess of 400,000 on an almost continuous weekly basis, have come down markedly in recent months. As such, after an expected increase of 4 percent in fourth quarter GDP, Value Line thinks the economy's growth rate will be just above that level during 2004. Their longer-term view, which covers the years to 2006-2008, calls for GDP growth of close to 4 percent, on average.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 18

         Such an economic showing would probably be sufficient to sustain a solid upturn in corporate earnings into the latter years of this decade. It should be noted that there are no guarantees that accompany economic forecasts, particularly those that are made against the backdrop of the ongoing threat of international terrorism. For example, such areas as the travel, recreation, and retail sectors (as some Americans opt to limit their travel to local shopping malls) could prove particularly vulnerable to any stepped-up alerts in the years ahead. It should also be noted that expansions do not unfold in straight lines and that some interim deviations from the likely long-term growth rate of 3.5 percent-4.0 percent can be expected. After all, this is an average projected rate of GDP growth. Finally, this forecast makes no allowances for exogenous shocks to the system in the form of terrorist attacks, droughts, currency imbalances, wars, deflation, or a global disease pandemic.


         Economic Growth

         Clearly, the U.S. economic outlook is brighter than it was at the time of Value Line's last "Quarterly Economic Review." Importantly, the business revival is no longer being underpinned solely by the consumer and the federal government. The more broadly configured expansion is now also being helped by increases in capital spending and by a nascent recovery in the technology sector. The projected 4 percent current-quarter growth rate should be sufficient, moreover, to induce many companies to start hiring again, while the recent ratcheting up in corporate earnings should give businesses the means to support a stepped-up pace in new hiring. This more-inclusive business expansion is also likely to support some additional increases in industrial production and factory utilization in 2004.

         Still, although the consumer may be ready to pass the baton to others in the coming quarters, Value Line believes that the retail and housing sectors will continue to hold their own. Exports, which have also shown improvement of late, in spite of the lack of strong growth among several of our trading partners, should provide additional support in the months ahead. The sharp decline in the value of the U.S. dollar against the currencies of other countries should continue to make corporations here more competitive on a global basis. (The lower value of the dollar reduces the cost of U S. goods that are sold overseas.) All told, Value Line believes that economic growth will remain just above the estimated 4 percent current-quarter level in 2004 and modesty below that pace over the succeeding 3 to 5 years.

         Inflation

         Here, the news continues to be consistently good. True, there has been a measurable increase in raw materials costs, while oil prices remain near their highs of the past two years. Of course, not all of the raw


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 19
         materials price hikes are being passed on to users, so actual inflation is somewhat less than the quotations for some commodities would suggest. In fact, the Federal Reserve Board, which serves as the nation's inflation watchdog, continues to believe that deflation-or actually falling prices-is a greater threat than inflation at this point. Clearly, Japan's unfortunate recent experience with deflation has caught the Fed's attention. Value Line's sense, though, is that steadily rising costs, in such categories as medical care, housing, and education, along with stubbornly high energy prices and the likely strength of the U.S. economy going forward will prevent deflation from securing a foothold on these shores. These projections call for consumer price inflation to remain around 2 percent through next year and to hold in a comfortable 2.0 percent to 2.5 percent ranges, for the most part, during the succeeding 3 to 5 years.

         Interest Rates

         The Federal Reserve Board, which has helped orchestrate the current business upturn with the lowest interest rates in a generation, appears to have finally finished its job. This should not imply that Value Line thinks the lead bank would hesitate to provide an additional monetary boost should the current expansion falter or deflation become a reality. However, it does suggest that the Fed's next move will be to tighten the monetary reins, most likely by mid-2004. Such a rate adjustment probably would be modest, with the bank not figuring to disturb the overall monetary stability now in place, unless future budget deficits balloon unexpectedly. Unless that happens, Value Line thinks rates will hold relatively near current levels through the latter years of this decade, barring serious deviations from the projected rates of business growth or inflation, or a major upheaval abroad.

         Corporate Profits

         The stronger U.S. economy has helped give corporate earnings a nice shot in the arm this year. Moreover, Value Line expects additional profit improvement to be forthcoming in the current quarter and in 2004. For much of this year, the primary earnings driver has been cost cutting. Now, while such expense reduction efforts continue, the stronger U.S. economy is also helping to produce some real revenue growth. That very favorable combination, along with the increased corporate pricing power that is likely to evolve as the business expansion matures, should produce double-digit percentage increases in earnings in 2003, and 2004, and then near-double-digit rates of growth in the subsequent 3 to 5 years.



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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 20

         The Stock Market

         For the most part, this good news has not been lost on investors, who recently had bid equity prices up to their highest levels in more than a year before some profit taking set in. To be sure, the losses sustained after the stock market bubble burst in 2000 haven't been fully recouped. Indeed, the tech-heavy NASDAQ is still some 60 percent below the record high it set more than three-and-a-half years ago. Notwithstanding the partial nature of the market's recovery in percentage terms, there is no minimizing the eyecatching recovery achieved on an absolute scale, with the NASDAQ and the small-cap Russell 2000, for example, each up by better than a third this year.

         The market's sharp rise this year has again pushed valuations up to somewhat higher-than-normal levels. In truth, though, the market had not been undervalued even at the trough of the long down cycle in prices. That's because while price-earnings ratios were being calculated on much lower stock prices at the bottom of the bear market, they were also being figured on deflated earnings. At best, the P/E ratios were reasonable a year ago. Since then, stock prices have risen more sharply than earnings, with the result that multiples are now materially higher, making the market less reasonably valued than it was earlier in the year, at least on past four-quarter earnings. Whether future earnings justify current multiples remains to be seen. The risks and potential rewards are now no better than evenly balanced in Value Line's opinion. As such, Value Line is assuming a neutral investment posture at this time.

         Conclusion

         As noted, Value Line is neutral on the stock market looking out over the next six months, or so. This does not suggest that Value Line expects a sharp drop in prices, or that they are ruling out further short-to-intermediate-term price improvement. But, it does imply that any subsequent sharp gains may come from lower price levels or be accompanied by faster profit growth than projected. Value Line's long-term view is more positive. Solid economic growth over the next several years should provide the backdrop to generate the higher earnings that are needed to bring price-earnings ratios down to more attractive levels. That scenario should prove supportive to steadily rising stock prices down the road.

         It is our opinion that the current economic environment will have little effect on ITEC. The Company is in an industry segment that characterized by high demand and is not subject to cyclical dynamics. A review of ITEC's historical financials over the 1999-2003 period demonstrates how the Company has been able to maintain strong growth during a tumultuous economic period. In addition, ITEC is not dependent

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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 21
         on the financial markets for capital as its growth has been generated from internal cash flow so it is relatively impervious to interest rate fluctuations.

         Source: Value Line Investment Survey, November 28, 2003

--------------------------------------------------------------------------------
         Branson Economy

         Branson, Missouri was founded in 1882 as a river trading post. In 1957, the Mabe Brothers started Branson's first music show, "The Baldknobbers", which began Branson's entertainment industry. Since then, Branson has grown to be the 16th overnight leisure vacation destination in the country.

         Branson has approximately 450 restaurants with more than 35,000 seats; 45 theatres with approximately 56,000 seats (more than New York City's Broadway district), more than 200 lodging facilities with more than 17,500 rooms.

         Branson  is  within a  one-day  drive  of 30% of the  U.S.  population:

         Graphic of United States

         This central location has proved very beneficial, resulting in Branson receiving 7.2 million visitors per year and tourism has evolved into a $1.7 billion industry.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 22

         The following data provide some of the demographics for the Branson tourist industry:

         o    86% of travel to Branson is via personal vehicles
         o    5% of visitors come by motor coach
         o    47% of visitors come from outside a 300 mile radius
         o    27% percent of visitors are families
         o    73% percentage of visitors are adults/seniors
         o    Average age of a visitor is 56.4 years old
         o    Average stay is 3.9 nights
         o    Average amount spent per trip is $710
         o    On a rating scale of 1 to 5, visitor satisfaction measures 4.75

         Besides the shows and theme parks, Branson has three outlet shopping malls with more than 200 retailers with a wide variety of goods at reduced prices. Branson also is near three lakes that offer fishing, water skiing, boating, swimming etc. Branson also offers camping, hiking, biking, and golfing. The following table breaks out which activities visitors to the Branson area participate by percentage:

                  Activity              Percentage of Visitors that Participate

                  Shows                                       86.5%
                  Shopping                                    74.9%
                  Theme Parks                                 32.1%
                  Outdoor Activities                          14.8%
                  Water Activities                            14.8%
                  Historical Sites                            11.8%

         Branson's tourist industry has been growing rapidly over the last decade because of its location, climate, attractions, outdoor activities, and relatively affordable recreation and shopping. The town has grown to meet demand to the extent that some feel that it may have over expanded. As new restaurants and attractions open, others fail to attract sufficient business to operate profitably and close.

         There is speculation as to how to drive future growth in the region. One initiative that is underway is the promotion of Branson as a convention center. Another issue that is being discussed is gambling on the river in or nearby Branson. There is considerable objection to gambling in the city of Branson. However, there is an initiative on the ballot later this year to allow gambling in Rockaway Beach, a community some thirty minutes away from Branson.

         Were the initiative to pass, which is very possible, it is uncertain how this would affect Branson. One possibility is that it would take



--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 23
         tourists and their dollars away from Branson, the other is that it would expand the annual visits to the area increasing business for Branson.



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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 24

--------------------------------------------------------------------------------
Industry Overview


--------------------------------------------------------------------------------
         Motion Picture Theater Industry Overview

         According to the National Association of Theater Owners, the U.S. motion picture theater industry (excluding drive-in theaters) had box office gross revenues of $9.5 billion in 2003, which corresponds to 1.6 billion tickets sold at an average price of $6.03. It employs 126,693 people who work at approximately 6,900 establishments with more than 35,000 screens throughout the country.

         The industry is characterized as being in its mature phase of its life cycle, which means that the industry is generally growing at the same rate as the economy. Capital/labor intensity is low and the uptake in new technology (video projection and sound system) is moderate. Exports generates less than 5% of sales while imports are responsible for less than 5% of domestic demand. The level of regulation is low.

         Related industries are advertising (downstream) and confectionery wholesalers, motion picture and video production companies and motion picture and video distribution companies (upstream).

         The industry is concentrated with the top 5 players controlling a significant share of the market as the chart below indicates:


         ----------------------------- ------------------ ------------ -------
         Company                       Headquarters       Screens      Sites
         ----------------------------- ------------------ ------------ -------
         Regal Entertainment Group     Knoxville, TN      6124         563
         ----------------------------- ------------------ ------------ -------
         AMC Entertainment Inc.        Kansas City, MO    3280         225
         ----------------------------- ------------------ ------------ -------
         Cinemark USA, Inc.            Plano, TX          2265         194
         ----------------------------- ------------------ ------------ -------
         Carmike Cinemas, Inc.         Columbus, GA       2251         304
         ----------------------------- ------------------ ------------ -------
         Loews Cineplex Ent. Corp.     New York, NY       2143         223
         ----------------------------- ------------------ ------------ -------

         Source: IBISWorld - Valuation Resources.com

         The following chart illustrates the breakdown of the industry in terms of the percentage of total establishments per region:



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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 25

         Graphic of regions

         Source: IBISWorld - Valuation Resources.com


         Dunn & Bradstreet estimate that Missouri has approximately139 movie theater businesses, which represents 2.0 percent of the US market with 2003 sales of more than $3.0 million.



--------------------------------------------------------------------------------
Restaurant Industry Overview

         According to a forecast prepared by the National Restaurant Association (the Association), the restaurant-and-foodservice industry remains strong and is projected to reach a record $440.1 billion in sales in 2004. This is equal to about 4.0 percent of the U.S. gross domestic product and will be the 13th year of consecutive growth for the industry. The Association defines the restaurant-and-foodservice industry as that which includes all meals and snacks freshly prepared away from home, including takeout meals and beverages.

         In an increasingly service-oriented economy, the restaurant industry's success is now more directly linked to the nation's overall economic health than ever before. Restaurants generate an economic impact of over $1.2 trillion, directly affecting sales in related industries such as agriculture, transportation and manufacturing. The restaurant industry will employ 12 million Americans in 2004 and is comprised in large part (approximately 70%) by small business owners. The more positive economic environment as well as gains in real disposable personal income will continue to be the catalysts driving sales up 4.4% in 2004 and will propel the restaurant industry into yet another year of real growth.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 26

         Trends

         Driven by customers' need for convenience, socialization and increased disposable income, continued expansion is expected within the restaurant industry for 2004. The number of restaurant locations in the United States is expected to reach 878,000.

         America's   palate  is  becoming   increasingly   sophisticated.   With
         heightened interest in health and nutrition, a host of new menu items and offerings are expected in the coming year.

         Intensified efforts by government to regulate restaurants and other small businesses will increase the likelihood of costly and burdensome legislative mandates at the federal, state and local levels on nutrition labeling, restaurant meal taxes and other important issues.

         Growth

         With the number of restaurant locations in the United States growing in 2004, the number of restaurant jobs will also increase. Despite the uncertain economic environment in recent years, job growth in the restaurant industry has remained steady. While U.S. employment fell 0.2% during 2003, the industry posted a solid growth rate of 1.2%. The restaurant industry will remain the nation's largest private-sector employer for many years to come. By 2014, restaurant-and-foodservice employment will total 13.5 million--an increase of 1.5 million jobs over the next 10 years.

         Market Segments

         Among the major segments, sales at full-service restaurants are projected to lead the way with sales growth of 4.6%. This segment is expected to reach $157.9 billion in 2004, a $6.9 billion increase over 2003. A majority of full-service restaurant operators said they anticipate business in 2004 to be better than it was in 2003; however, they did indicate that the top operational challenge expected in 2004 would continue to be the uncertain state of the U.S. economy.

         Sales at limited-service or quick-service restaurants - defined as those chain and independent establishments without waitstaff service - are expected to increase by 3.9% with sales totaling $123.9 billion in 2004 (up $4.7 billion from 2003). Operators of restaurants in this segment said their top operational challenge would be recruiting and retaining employees, as well as driving sales volume.

         Outlook

         Economic growth is expected in all nine U.S. regions, with all regions adding jobs in 2004. When it comes to how restaurants in different parts of the country will fare, the top regions in terms of sales growth remain in the South and the West. These regions have the fastest growing local economies and are expected to post growth in disposable


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 27
         income  and   population--two   important   indicators  of  growth  for
         restaurant sales. Specifically, the Mountain region will again lead the nation with a projected restaurant sales growth of 6.1%. The East North Central region is projected to register sales growth of 3.8% in 2004, the slowest of the nine regions.

         On the state level, Nevada is expected to lead the nation with 6.8% sales growth. Arizona follows closely with 6.5% and Utah at 6.2% is expected to post the next strongest growth numbers. The District of Columbia (3.4%) and Hawaii (3.5%) are projected to show the lowest growth in sales, associated with the continued weakness in tourism.

         Source:   2004  Restaurant   Industry   Forecast,   Nation   Restaurant
         Association


--------------------------------------------------------------------------------
Conclusion

         ITEC's business is a combination of the motion picture theater, live performance, retail shopping and restaurant industries, all of which are relatively mature and likely to experience modest growth driven by increases in population and improvements in the general economic climate.

         Because ITEC's business is dependent on the Branson tourist industry, we believe that it should be more resilient than similar operations in non-tourist areas. This is based on the idea that tourist come to Branson to purchase entertainment and restaurant services. ITEC's offerings are competitively priced within the market compared to many of the live entertainment shows and other restaurant. There is however the chance that a poor economy could lead to a decrease in tourist traffic. On the other hand, many of Branson's visitors arrive by personal vehicle and in an economic downturn, tourists who might got farther away to more expensive destinations may choose a more modest "get away" like a trip to Branson.

         ITEC's business is established in the community and is unique in that it offers shopping, restaurants and lives shows under one roof. HVA believes that ITEC should be able to maintain its business at it current level and should experience slight growth in line with the general population.



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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 28

--------------------------------------------------------------------------------
Financial Review


         The financial performance of ITEC was somewhat mixed during the period examined in this report, comprised of the years ended December 31, 1999-2003, the three-month periods ended March 31, 2003 and 2004, and the trailing twelve-month ("TTM") period ending March 31, 2004. Exhibit #1 presents the historical income statements of the Company for the period. Exhibit #2 reflects income statement data as percent of sales, while Exhibit #3 reflects income statement item growth rates. Exhibit #4 presents three-month historical income statements for ITEC and Exhibit #5 presents a TTM income statement for the Company for the twelve months ended March 31, 2004. Selected financial ratios for the Company are presented in Exhibit #10.

         Sales during the 1999-2003 period increased at a compound annual growth rate of 9.0%, from $6.5 million in 1999 to $9.2 million in 2003. The increase in sales in 2003 compared to 2002 was 5.1%. Direct Expenses as a percent of revenues fluctuated during the period increasing from 66.2% in 1999 to 72.0% in 2001, then decreased to 69.3% in 2002 before rising to 71.8% in 2003 averaging 70.2% for the five years. The two most important points to mention are the general increase in theater and concession expenses due to increasing royalty costs and the increase in gift shop costs which began in 2001 when ITEC acquired certain gift shop interests and increased the quality of inventory.

         Operating expense as a percent of sales has shown a consistent improvement over the period decreasing steadily from 31.5% in 1999 to 23.7% in 2003. General and administrative expense typically equals advertising and marketing expense and both averaged 10.2% for the period. General and administrative expense as a percent of sales decreased from 12.0% in 1999 to 9.2% in 2003, while advertising and marketing as a percent of sales decreased from 12.4% in 1999 to 8.7% in 2003. The Company received operating income in four of the five years from 1999-2003. The Company's operating income (loss) for the years examined were $150,710 in 1999, ($78,867) in 2000, $129,451 in 2001,
         $600,912 in 2002, and $410,836 in 2003.

         Interest expense, as a percent of sales remained relatively constant throughout the 1999-2003 period, fluctuating between a low of 4.8% in 1999 to a high of 5.8% in 2002. The average for the five-year period was 5.3%. As a condition of debt refinancing in 2001, the Company entered into an interest rate swap which resulted in charges of $186,000 in 2001 and $219,345 in 2002, and a gain of $187,434 in 2003.
         These amounts have been added back in an effort to normalize earnings for valuation purposes.

         ITEC's total asset turnover ratio, which measures the efficiency with which the assets of the firm are utilized, increased gradually during the period, from 0.8 times high in 1999 to 1.1 times in 2003, averaging


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 29

         0.9 times for the five-year period. The Company's receivables turnover ratio fluctuated during the period, increasing from 80.8 times in 1999 to a high of 193.1 times in 2002, then decreased to 113.4 times in 2003, averaging 131.1 times for the five-year period. The Company's sales to net fixed asset ratio decreased from 1.1 times in 1999 and 2000 to 1.0 times in 2001 before increasing to 1.3 times in 2002 and
         1.4 times in 2003, averaging 1.2 times over the period.

         ITEC suffered pre-tax losses of $145,628 in 1999, $414,178 in 2000, $456,616 in 2001 and $126,409 in 2002. In 2003, the Company realized pre-tax profits of $117,697 due to a gain from the interest rate swap. When the interest rat swap is added back the result is adjusted pre-tax losses of $145,628 in 1999, $414,178 in 2000, $270,719 in 2001, pre-tax
         income of $92,936 in 2002 a pretax loss of $69,737 for 2003. Applying a tax rate of 38% to the adjusted pre-tax earnings yields adjusted net income (loss) of ($90,289) for 1999, ($256,790) for 2000, ($167,846)
         for 2001, $57,620 in 2002 and ($43,237) in 2003.

         Adjusted loss on sales increased from (1.4%) in 1999 to (3.7%) in 2000, then decreased to (2.3%) in 2001. In 2002, adjusted return on sales was 0.7%%, then decreased to an adjusted loss on sales of (0.5%) in 2003, averaging (1.4%) for the five-year period.

         The Company's adjusted loss on assets followed a similar pattern increasing from (1.2%) in 1999 to (3.4%) in 2000, decreasing to (2.0%) in 2001. In 2002, ITEC realized an adjusted return on assets of 0.7% in 2002, which became an adjusted loss on assets of (0.5%) in 2003. For the 1999-2003 period, adjusted loss on assets averaged (1.3%). Adjusted loss on equity also increased from (2.7%) in 1999 to (8.9%) in 2000, then decreased to (7.8%) in 2001. In 2002, the Company received an adjusted return on equity of 2.9%, which became an adjusted loss on equity of (2.0%) in 2003.

         Exhibit #6 presents the Company's balance sheets as of December 31, 1999-2003. Exhibit #7 presents balance sheet data as a percent of total assets. Exhibit #8 shows the Company's balance sheet and balance sheet data as a percent of total assets as of March 31, 2003. The balance sheets reflect improved results in the Company's financial risk over the period. The Company's total debt to total asset ratio increased from 49.7% in 1999 to 71.6% in 2002, before decreasing to 68.3% in 2003, resulting in a five-year average of 62.8%. Long-term debt as a percent of equity also increased between 1999 and 2002 from 99.7% to 230.5%, then decreased to 211.2% in 2003, averaging 177.0% for the 1999-2003 period. The Company's liquidity, as measured by the current ratio, decreased from 1.5 times in 1999 to 0.9 times in 2001 before increasing to 1.6 times in 2002 an 1.9 times for 2003, averaging 1.4 times for the five-year period. The quick ratio, which is a more

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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 30
         stringent measure of liquidity, fluctuated 1.0 times to 0.4 times, averaging 0.7 times for the period. ITEC's interest coverage ratio (EBITDA/Interest Expense), which measures cash low available to pay interest obligations, decreased from 2.0 times in 1999 to 1.1 times in 2000, then increased to 1.6 times in 2001and 2.2 times in 2002, then declined to 2.0 times in 2003. For the five years, the Company's average interest coverage ratio was 1.8 times.

         Exhibit #9 presents historical cash flow statements of the Company for 1999 to 2003. Over the five-year period, net cash from operations decreased from $414,237 in 1999 to $76717 in 2000, then increased to $408,298 in 2001 and $555,101 in 2002, then declined slightly to $552,908. The most significant trend is the general increase in depreciation and amortization. The other significant impact is the effect of the interest rate swap, which varied significantly from year to year. Cash flows from investing activities fluctuated between a low of $98,336 in 2002 to a high of $440,025 in 2000, representing minor requirements of investment in buildings and equipment. Cash flows from financing activities reflect debt-servicing payments ranging from a low of $141,689 in 2000 to a high of $184,032 in 1999.

         In summary, the Company was unprofitable in each year but one over the period examined as measured by pre-tax income, and adjusted net income and by the adjusted return ratios. The total debt to asset ratio and the long-term debt to equity ratio increased during the period reflecting an increase in risk. The liquidity of the Company, as measured by the current and quick ratios, initially deteriorated from 1999 to 2001,then recovered to1999 levels by 2003.



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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 31

--------------------------------------------------------------------------------
Cross Sectional Analysis


         To acquire a better impression of ITEC's trailing twelve-month performance ending March 31, 2003, its record is compared with the average experience of other restaurants and motion picture exhibitors. Financial data on restaurants and motion picture exhibitors is collected by Risk Management Association (RMA), Philadelphia, Pennsylvania, and published in that company's Annual Statement Studies. Although the activities of the companies in the group may not be totally consistent with those of ITEC, the information is nevertheless considered representative of firms engaged in the same types of activities as the Company. As such, the data provide a reasonable backdrop for a comparative analysis of the Company's performance.

         Exhibit #11 displays selected 2003 statistics for ITEC and the average of 295 restaurants 16 motion picture exhibitors. Several interesting differences are evident. ITEC reported lower cash as a percent of assets (1.9 vs. 12.7% & 11.4%), its accounts receivable as a percent of assets were 1.0% vs. 4.2% & 0.2%, and lower current assets as a percent of total assets (11.7% vs. 26.0% vs. 13.4%). The Company's net fixed assets as a percent of total assets were higher than that of the restaurant industry average and motion picture exhibitors industry averages (82.6 vs. 54.5% & 72.0% respectively).

         The Company's 2003 capital structure was also somewhat different to that of the industry averages. The Company's total debt as a percent of total assets was higher than the restaurant industry average but lower than that of the motion picture exhibitors (57.7% vs. 48.6% & 77.5%). However, ITEC's long-term liabilities as a percent of assets were higher than both industry averages (69.8% vs. 43.9% & 65.5%). The Company's current liabilities as a percent of total assets were lower than the industry averages (11.0% vs. 40.7% & 22.2%). Finally, he Company's net worth as a percent of total assets was higher than the industry averages (19.3% vs. 15.5% & 12.2%).

         The Company's adjusted operating expenses as a percent of sales were 95.9% compared to the restaurant industry average of 96.0% and the motion picture exhibitors' industry average of 87.1%. The resulting operating income as a percent of sales was 4.1% for ITEC, 4.0% for the restaurants and 12.9% for the motion picture exhibitors. The Company's adjusted pre-tax margin was lower than both industry averages (-1.0% vs. 3.1% & 9.6%).

         The accounts receivable turnover for ITEC was lower than that of the restaurant industry (110.2 times vs. 768.7 times - the motion picture exhibitors did not have data). ITEC's fixed asset turnover was lower than both industry averages (1.4 times vs. 5.8 times & 1.8 times). The

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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 32

         Company's total asset turnover ratio (1.1 times) was less than the restaurant industry's (3.1 times) but greater than the motion picture exhibitors industry average (1.0 times).

         The Company's 2003 profitability, as measured by adjusted before-tax return on assets and adjusted before-tax return on equity, was significantly inferior to the industry averages (-1.2% and -6.1% vs. 7.4% and 28.4% & 7.8% and 32.3% respectively).

         Finally, ITEC's overall financial risk appears to be lower than the industry averages as measured by the current ratio (1.1 times vs. 0.6 times & 0.5 times). ITEC's quick ratio however, was lower than the industry averages (0.3 times vs. 0.4 times & 0.5 times). The Company's total debt to equity ratio was considerably lower than the industry average (3.0 times vs. 4.9 times and 7.9 times).

         In summary, the overall TTM performance of the Company as of March 31, 2003 was inferior to the average of the industry in virtually every measure, particularly from a profitability standpoint. The Company's fixed asset turnover and accounts receivable turnover ratios were lower than the industry averages indicating less efficiency from an operating standpoint. However, all turnover ratios indicate healthy operations and are not cause for concern. Finally, the financial risk of the Company, as measured by liquidity and debt-to-equity ratios, were inferior to the industry averages.

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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 33

--------------------------------------------------------------------------------
Estimates Of Value


--------------------------------------------------------------------------------
         Overview

         Four widely recognized approaches are used to estimate the fair value of ITEC's common stock as of March 31, 2004: book value, transaction value, market value (derived from market value ratios of similar firms), and income value (based on the present value of future benefits). As previously stated, the uncertainty inherent in the valuation process most likely will cause these differing methods of valuation to produce different estimates of value. Before estimates of value can be made, however, the nature of the security being valued and the expected income of ITEC must be discussed.


--------------------------------------------------------------------------------
         Nature of the Security

         The value of a security is influenced by many of its characteristics, including control and marketability.

         Control: The market value of public securities normally reflects the minority interest being traded. The price of a successful tender offer seeking control is usually higher than previous minority trades and reflects the value of the premium for control. This report determines the value of the Company on a fair value basis, which is basically the value of the Company without minority interest discounts or on a control basis. Thus, a control premium is applicable.

         Marketability: The market value and income value methods of valuation are based on comparisons with current values of securities traded on national exchanges. An owner of publicly traded securities can know at all times the market value of his holding assuming that there is an active market in the stock. He can sell that holding on virtually a moment's notice and receive cash net of brokerage fees within three working days.

         While ITEC is a publicly traded stock, its trading volume is very small, it does not have a research following and as a result is less liquid. Liquidating a position in the Company could still be a more costly and time-consuming process than liquidating stock in publicly traded firms with more active trading. Therefore, a slight discount relative to the values of publicly traded securities should be applied to the value of ITEC securities to reflect this limited marketability.



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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 34

--------------------------------------------------------------------------------
Normalization of Earnings

         The reported net income of a typical firm may be subject to random fluctuations as well as external and internal shocks. In such cases, some "normalization" procedure generally must be applied to smooth the data series and reveal the underlying, stabilized trend in net income. Normalization of net income is required to project earnings figures to be used in calculating the income value estimate, as well as in providing a realistic earnings figure to which to apply the market value approach.

         Normalization of earnings involves two steps. The first is the elimination of extraordinary items which impact the firm's earnings but which are not expected to repeat or persist. Adjustments have been made to the reported income statements of ITEC in an attempt to more accurately ascertain the Company's earning generating capacity (see Exhibit #1). Losses and gains from the interest rate swap have been added back to pre-tax income to reflect the earning power of the Company on an on-going basis.

         The second step involves identification of the trend in the normalized earnings to eliminate random fluctuations in any particular year and to project future expected earnings. Several procedures are used to normalize and project earnings. These approaches include statistical trend line and logarithmic analysis of past earnings (regression analysis); past net margins applied to statistically derived sales estimates, and income statement projections. However, In the case of ITEC, no extraordinary events occurred that required normalization.

         Past Averages: A method of normalizing and projecting income is to use past averages, both an historical average growth rate and an average net margin. Essentially, the procedure applies an historical average or expected future net margin to sales forecasts to derive net income forecasts. The rationale is that sales tend to be more stable than net income.

         Company Projections/Projected Cash Flow: ITEC's management has not prepared financial projections to be analyzed. Management has stated that it believes its earnings will grow at approximately 3% going forward. Accordingly, the Company's TTM net cash flow has been projected forward one year and then capitalized. This is discussed further in the "income value" section of the report that follows.

         ITEC's management has represented the projection as being reasonable and as representing its best estimates as to the future prospects of the Company. However, it should be emphasized that forecasting the future is at best a difficult and tenuous process. There will undoubtedly be disparities between the projected figures and actual results, since events and circumstances frequently do not occur as expected, and those disparities may be material.


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ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 35

--------------------------------------------------------------------------------
Book Value

         The book value of a company's assets reflects their depreciated historical cost, rather than their fair market value. As such, book value normally bears only a tenuous relationship to the market value of a company. A useful accounting concept, it has a somewhat limited role in the valuation process. For informational purposes, the book value of ITEC as of March 31, 2004 was $1,570,473 (see Exhibit #8).

         A common alternative measure of book value is the liquidation value of a company. A quitting concern concept, liquidation value is not entirely applicable to the valuation of a typical going concern. The value of a company is typically not a function of what its assets could be sold for (net of liabilities), but is rather a function of how they can be utilized in generating revenue and net income. Furthermore, Company management has indicated that it has no plans to liquidate the Company. In addition, the analysis contained herein indicates that the Company will generate positive cash flow on an operating basis in the foreseeable future.


--------------------------------------------------------------------------------
Transaction Value

         Transaction value is the value at which shares of the Company were recently sold. A recent sale of a security is an indicator of value for both legal and economic purposes. If an examination of all the relevant facts reveals that the transaction took place at arm's-length, i.e., that neither buyer nor seller was forced to deal and both had adequate information and that the transaction was for reasonable consideration, the value established in such a transaction would be difficult to contest.

         As previously mentioned, although ITEC shares trade in the over-the-counter market, its shares trades are minimal. Exhibit #15 shows the trading volume from January 2, 2004 to March 31, 2004.
         According to this data, some 8,896 shares were sold at value of approximately $632.00 representing an average share price of $0.07. The indicated market capitalization of the Company as of March 31, 2004 on a minority basis based on 7,937,638 shares outstanding was $564,058. Applying a control premium of 30% to this estimate of value results in a market capitalization of $733,275 or $0.14 per share on a control basis. This estimate will be used to determine the value of ITEC's common stock as of March 31, 2004.



--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 36

--------------------------------------------------------------------------------
Market Value - Guideline Company Method

         This market value approach attempts to determine the value of ITEC by comparing it with other comparable firms or guideline companies traded in active, public markets. This is accomplished by determining a comparative price-earnings ratio, which is the ratio of the market price of a share of stock to the earnings per share; a comparative price to revenue ratio, which is the ratio of the market price of a share of stock to the dollar sales per share; a comparative price to book ratio, which is the ratio of the market price of a share of stock to the book value per share; and a comparative market value of invested capital (MVIC) to earnings before interest, taxes, depreciation, and amortization (EBITDA) ratio. This reflects the market value of equity plus the market value of interest bearing debt per dollar of earnings before interest, taxes, depreciation and amortization. Appropriate ratios for ITEC can be determined by comparing the firm with others in the same industry and, from its relative standing in the industry, inferring market value ratios based on ratios in the industry. In ITEC's case, the ratios were determined by taking an average of the ratios in the restaurant and motion picture exhibitor industries.

         The price-earnings ratio is an important determinant of value because it reflects the expectations of market participants. Generally speaking, investors are willing to pay a higher price for today's earnings if they expect earnings to grow in the future. Conversely, they will pay a lower price if they anticipate earnings to decline. Not only is the price-earnings ratio a reading of the market's psychology, but it also represents the consensus of the marketplace as to the worth of a security. This is significant for three reasons. First, the market is competitive, with participating investors seeking to enhance their wealth. Second, the market is informed, with investors seeking to deepen their understanding of the companies and industries in which they have positions. Finally, the market is rational, since investors act upon the information acquired to further their objectives. All three factors contribute much weight to the resulting valuation in spite of imperfections in the market. Similar arguments can be made for the other market value ratios.

         Ideally, market value ratios for ITEC should be inferred from ratios of similar firms whose stocks are traded actively in public markets. Unfortunately, many restaurants and movie theaters with operations similar to the Company are small, closely held businesses for which no market value has been established. Since these companies are not publicly traded, it is impossible to use them as a basis for making inferences regarding the market value of ITEC. Therefore, a group of larger publicly traded restaurants and movie theaters has been selected as being representative of the industry in which the Company operates.

         Exhibit #12 presents the names and brief descriptions of a sample group of three motion picture exhibitors and nine restaurants considered representative of the industries of which ITEC is a member. Although


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 37
         these companies obviously differ somewhat from ITEC, in that they are much larger and enjoy economies of scale and synergies that may not be available to smaller companies such as ITEC, the differences are not of prime significance here, since a direct comparison is not intended but rather a relative comparison that reflects an aggregate appraisal of the industry. To the extent that the firms in the industry sample group and ITEC are affected by similar fundamental economic factors, investors' expectations regarding the long-term growth and success of the former are justifiably imputable to the future of the latter.

         Exhibit #13 displays the March 31, 2004 market value ratios of the companies in the publicly traded sample group. It must be mentioned that this sample is small statistically speaking, although they are motion picture exhibitors, the data points are not as tightly grouped as we desire. Unfortunately, these companies represent the best guideline companies in the public market for use in this analysis. The restaurant group was larger and offered more data points.

         ITEC was a considerably smaller company than the average of the sample groups in terms of total revenues. ITEC's TTM revenues of March 31, 2004 were $9.3 million compared to the movie theater sample group median of $1,831.0 million and the restaurant sample group median of $38.3 million. ITEC's performance, as measured by net margin, was inferior to the median of the movie theater sample group but superior to the restaurant sample group median (-0.6% vs. 5.2% & -5.0%). Similarly, the Company's loss on equity of -3.8% was inferior to that of the movie theater sample group median of 24.6% but superior to the restaurant sample group median of -8.1%. ITEC's loss on assets of -0.7% was also inferior to the movie theater sample group median of 4.9% but superior to that of the restaurant sample group median of -4.4%. ITEC's debt to equity ratio was higher than the median of both industry sample groups (3.0 vs. 2.5 & 0.3). The Company's liquidity, as measured by the current ratio, was equal to the movie theater sample group median and lower than the restaurant sample group median (1.1 vs. 1.1 & 1.5).

         The Company compares unfavorably to the industry sample groups in terms of profitability as measured by return on equity, return on assets, and net margin. It is worth noting that the Company is less liquid than the sample group medians as measured by the current ratio and higher in financial risk as measured by the debt to equity ratio. In summary, ITEC appears to represent an inferior investment opportunity compared to the sample groups from the perspective of return on assets, return on equity, and net margin. The attractiveness of the investment opportunity is also negatively affected by the Company's significantly smaller size and geographic market.

         Exhibit #14 displays the applicability of the industry sample group market ratios to ITEC's TTM results of March 31, 2004 financial results. Due to the small sample size, the disparate data the group of

--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 38
         guideline companies provides, and in the case of certain valuation multiples very limited data points are provided, the median values of each multiple will be applied. As ITEC did not realize adjusted net income, this ratio was replace with the price to cash flow ratio. To the industry sample's median price-cash flow ratio of 6.6, price to revenue ratio of 0.5, price to book ratio of 2.4, and MVIC to EBITDA ratio of 6.6, a 10% discount is applied to reflect the relative lack of marketability of ITEC's shares and a 20% discount is applied to reflect the smaller size of the Company compared to the companies in the sample group and a 30% control premium.

         Application of the resulting price-cash flow ratio of 6.2 to ITEC's TTM March 31, 2004 adjusted cash flow of $120,000 yields a market value estimate of $748,000. Application of the resulting price to revenue ratio of 0.47 to ITEC's TTM 2004 revenue of $9,269,000 yields a market value estimate of $4,356,000. Application of the resulting price to book ratio of 2.3 times to ITEC's book value as of March 31, 2004 of $1,570,000 yields a market value estimate of $3,534,000. Finally, application of the resulting MVIC to EBITDA multiple of 6.2 to the Company's TTM 2004 EBITDA of $919,000 yields a market value estimate of $970,300 (net of debt).

         Each of these other market value figures will be considered in arriving at a final estimate of the fair value of the common stock of ITEC as of March 31, 2004.


--------------------------------------------------------------------------------
Market Value - Comparable Company Transaction Method

         Transactions involving the sale of private and public companies are useful determinants of value however, they indicate what the market values a company for on a control basis. This value is often considerably higher than that of a publicly traded share of a company for the reasons previously mentioned.

         Exhibit #16 details six transactions of companies in the restaurant industry that have occurred from 2001 to 2004 and two transactions in the motion picture exhibitor industry that occurred between 1998 and 2002. To identify these transactions a search was performed using Pratt StatsTM, Mergerstat/Shannon Pratt's Control Premium StudyTM, and Mergerstat's databases. A total of 13 transactions were identified but only six restaurants and two movie theaters were deemed to be useful for deriving estimates of value for ITEC. In certain cases, the acquired company was located abroad and did not represent U.S. market transactions.

         This group of comparable transactions also is small from a statistical perspective yields statistical data of limited quality. The median valuation multiples will be utilized for the same reasons mentioned for


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 39
         the guideline company approach (limited sample size and questionable similarity). As in the previous case, the average of the two industry medians will be applied to ITEC.

         The median market multiples derived from the transactions listed in Exhibit #16 are a price to revenue ratio of 0.71 times, a price earnings ratio of 15.9 times, a price to book value ratio of 0.86 times, and a Market Value of Invested Capital (MVIC) to EBITDA ratio of
         6.7 times. Exhibit #17 displays market value ratios for transactions of these companies.

         To these derived median multiples, a 7% discount was applied due to the risk associated with the small size of the Company. The result is an adjustment factor of 93.0%. Application of the 93.0% factor to the median price to revenue ratio of 0.71 times results in an adjusted ratio of 0.66 times; Application of the 93.0% factor to the median price earnings ratio of 15.9 times results in an adjusted ratio of 14.8 times; application of the adjustment factor to the MVIC to EBITDA ratio of 6.7 times results in an adjusted ratio of 6.2 times; and application of the factor to the price to book ratio 0.9 times results in an adjusted ratio of 0.8 times.

         Applying the revenue ratio of 0.66 to the Company's TTM March 31, 2004 revenue of $9.3 million results in an estimate of value of $6.1 million. Applying the adjusted EBITDA multiple of 6.2 to the Company's TTM 2004 EBITDA of $919,000 results in an estimate of value of $1.0 million (net of debt). The adjusted price earnings multiple is not applicable as ITEC realized an adjusted net loss as of TTM period ended March 31, 2004. Finally, the Company's book value of $1.6 million multiplied by the adjusted price to book value ratio of 0.8 times yields a product of $1.3 million. These value estimates will be considered in deriving an estimate of fair market value for the Company as of March 31, 2004.


--------------------------------------------------------------------------------
Income Value

         The income approach to valuation estimates the worth of a company's stock by determining the present value of the future income stream expected to accrue to the stockholders. This is accomplished by, first, forecasting the firm's future income stream and the disposition of such and, second, discounting it at a rate commensurate with the risk to which it is exposed.

         The present value of future income depends on the amount and timing of that income. Since both the amount and timing are uncertain, income might be less than expected and/or income might materialize later than expected, this uncertainty must be quantified and incorporated into a discount rate. Thus, given the amount and timing of a future income stream, high uncertainty necessitates a high discount rate and results in a relatively low present value, while low uncertainty merits a low discount rate and a relatively high present value.


--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 40

         The appropriate discount rate, that is, the minimum rate of return required by an investor purchasing the firm's stock, must have as its foundation the yields available on competing financial assets in the public markets. This follows from the observations noted below.

              o Securities with different risk characteristics provide different rates of return commensurate with those uncertainties. This hierarchy of risk and reward furnishes benchmarks from which a suitable discount rate may be selected for an income stream of known risk properties.

              o A particular investor, due perhaps to his aversion to risk, may find market returns inadequate at every level of risk. In a competitive market, however, he is a "price taker" and, as such, is limited to either investing at the going rates or not investing at all.

              o On the other hand, there will always be a buyer and seller willing to deal at the market rates, precisely because the market rates represent the consensus of many investors.

         Thus, it is possible to estimate an "objective" valuation of a company based on a discount rate derived from the market.

         Exhibit #18 presents an historical structure of rates of return observable and available (and, in the long run, "required") on selected classes of securities. As can be seen, the rate of return required on "typical" publicly traded common stocks is approximately 7.0% above the prevailing risk-free rate (or 11.8%, assuming a risk-free rate of return, as represented by the March 31, 2004 20-Year Treasury Bond rate, of 4.8%). An investor would require from his holding of a minority interest in ITEC common stock a return greater than the average yield available in the common stock market. It is reasonable for him to require a premium on the general market because of industry and Company-specific risk characteristics (e.g., the smaller size of the Company, history of unprofitable operations, and limited market area). The resultant estimated required rate of return of 20.7% is a function of the return available in the market for publicly traded common stocks, industry specific risk, plus a risk premium for the Company-specific risk characteristics previously alluded to.

         Income Value Estimate: The income valuation model used is based on the assumption that the Company's cash flow is retained in total and dividend payments deferred until a specified year when the Company begins paying all of its cash flow out as dividends and does so indefinitely into the future. Once these dividend payments begin to occur, the basis for the Company's internally financed growth ceases. In the absence of new external financing, the Company reaches a "steady

--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 41
         state" and cash flow remains constant indefinitely thereafter, growing only in nominal terms in step with inflation. While it is not necessary that the firm actually so behaves, this is a necessary specification for the valuation formula to be technically correct. Basically, what is being specified is the firm's dividend-paying ability. Only dividends can correctly be used in the income valuation approach for a common stock.

         If it is assumed that all of ITEC's projected net cash flow will be available to be paid out as dividends to shareholders from the valuation date forward, and if it is further assumed that post-2004 net cash flow will grow at a compound annual rate of 3.0% from the projected 2004 level, an income value estimate of the common stock of the Company as of March 31, 2004 of $701,000 is derived (see Exhibit #5). This has been accomplished by increasing the TTM March 31, 2004 net cash flow of $120,202 by 3% yielding $123,808. This figure is then capitalized by dividing it by the capitalization rate which is the discount rate less the long-term growth rate or (20.7% less 3.0% or 17.7%). This results in an estimate of value of $701,460 which is receives a premium for control of 30% and a discount for marketability of 10% giving a $820,708 estimate of value on a illiquid controlling interest basis. This figure will be considered in arriving at a final estimate of the fair value of the Company as of that date.

--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 42

--------------------------------------------------------------------------------
Summary And Conclusion


         Four approaches have been considered in estimating the fair value of the common stock of ITEC as of March 31, 2004: book value, transaction value, market value and income value. The outcomes are summarized below.

                               Estimates of Value
                             ITEC Attractions, Inc.
                                Fair Value Basis
                                 March 31, 2004
                                     ($000s)
--------------------------------------------------------------------------------

                                                                 Implied
                                    Equity Value               Equity Value
                                     Estimate       Weight     Contribution
Cost
Book Value                             2,136          0.0%             0
Market - Guideline
Price/Revenue                          4,356          5.0%           218
Price/Cash Flow                          748          5.0%            37
Price/Book                             3,534          0.0%             0
MVIC/EBITDA                              970         12.5%           121
Market - Comparable Transactions
Price/Revenue                          6,117          5.0%           306
Price/Book                             1,256          5.0%            63
MVIC/EBITDA                            1,007         12.5%           126
Trading Value                            733         25.0%           183
Income Value                             821         30.0%           246
                                                 -----------------------
Total                                               100.0%        $1,301

Shares Outstanding as of 3/31/04                               7,937,638
Value per Share (Fair Value Basis)                                 $0.16
                                                           ==============

         The assumptions and corresponding data of each method have been analyzed and weighted based on the relative justification of each. In doing so the most weight has been given to the income method, the second most weight was placed on trading history (had there been a truly active market this method would have received the highest consideration), the next most weighted approach was the market method and no weight was accorded the cost approach. It is our opinion that a reasonable estimate of the fair value of the common stock of ITEC as of March 31, 2004 for the purpose of exploring a buyout of minority shareholders purposes is $1.3 million, or $0.16 per share based on 7,937,638 common shares of the Company's common stock issued and outstanding, as of that date.

--------------------------------------------------------------------------------
ITEC Attractions, Inc. Valuation as of March 31, 2004                    Page 43

                                   EXHIBIT #1

                             ITEC Attractions, Inc.
                          Historical Income Statements
                       Years Ended December 31, 1999-2003


                                                         1999            2000            2001           2002            2003
                                                         ----            ----            ----           ----            ----
Revenues
Theater and Concession                             $    2,473,767   $   2,458,421   $   2,282,827      3,216,959      3,667,360
Food Service                                            2,985,221       3,226,549       3,389,642      3,671,320      3,693,716
Gift Shops                                                596,931         711,059       1,240,794      1,413,585      1,363,355
Mall Operations                                           459,944         510,559         435,947        463,839        487,610
                                                   ----------------------------------------------------------------------------

Total Revenues                                          6,515,863       6,906,588       7,349,210      8,765,703      9,212,041

Direct Expenses
Theater and Concession                                  1,188,131       1,356,589       1,444,687      1,829,144      2,267,728
Food Service                                            2,327,693       2,751,418       2,611,327      2,840,119      2,876,130
Gift Shops                                                436,628         486,338         913,417        998,631      1,047,432
Mall Operations                                           361,147         366,278         321,073        407,468        424,793
                                                   ----------------------------------------------------------------------------

Total Direct Expenses                                   4,313,599       4,960,623       5,290,504      6,075,362      6,616,083

Gross Profit                                            2,202,264       1,945,965       2,058,706      2,690,341      2,595,958

Operating Expenses
General & Administrative                                  779,610         775,789         718,533        770,389        848,401
Advertising & Marketing                                   807,189         776,505         704,048        780,373        802,076
Depreciation & Amortization                               464,755         472,538         506,674        538,667        534,645
                                                   ----------------------------------------------------------------------------

Total Operating Expenses                                2,051,554       2,024,832       1,929,255      2,089,429      2,185,122

Operating Income                                          150,710         (78,867)        129,451        600,912        410,836

Other Income/(Expense)
Interest Income                                            17,303          10,189           3,935          1,124          1,570
Interest Expense                                         (313,641)       (345,500)       (404,105)      (509,100)      (482,143)
Gain/(Loss) on derivative financial instrument                  0               0        (185,897)      (219,345)       187,434
                                                   -----------------------------------------------------------------------------
Total Other Income/(Expense)                             (296,338)       (335,311)       (586,067)      (727,321)      (293,139)

Pre-Tax Earnings                                         (145,628)       (414,178)       (456,616)      (126,409)       117,697
                                                   =============================================================================

Adjustments to Income Statement
Pre-Tax Earnings                                         (145,628)       (414,178)       (456,616)      (126,409)       117,697
Add-back Gain (Loss) on Derivative Instrument                   0               0         185,897        219,345       (187,434)
                                                   -----------------------------------------------------------------------------
Adjusted Pre-Tax Earnings                                (145,628)       (414,178)       (270,719)        92,936        (69,737)
Provision for Income Tax                                  (55,339)       (157,388)       (102,873)        35,316        (26,500)
                                                   -----------------------------------------------------------------------------
Adjusted Net Income (Loss)                                (90,289)       (256,790)       (167,846)        57,620        (43,237)
                                                   =============================================================================

                                   EXHIBIT #2

                             ITEC Attractions, Inc.
                 Income Statement Items as a % of Total Revenues
                       Years Ended December 31, 1999-2003

                                                                                                                      1999-2003
                                                       1999         2000          2001         2002          2003       Average
                                                       ----         ----          ----         ----          ----     ---------
Revenues
Theater and Concession                                 38.0%        35.6%         31.1%        36.7%        39.8%         36.2%
Food Service                                           45.8%        46.7%         46.1%        41.9%        40.1%         44.1%
Gift Shops                                              9.2%        10.3%         16.9%        16.1%        14.8%         13.5%
Mall Operations                                         7.1%         7.4%          5.9%         5.3%         5.3%          6.2%
                                                   ----------------------------------------------------------------------------

Total Revenues                                        100.0%       100.0%        100.0%       100.0%       100.0%        100.0%

Direct Expenses
Theater and Concession                                 18.2%        19.6%         19.7%        20.9%        24.6%         20.6%
Food Service                                           35.7%        39.8%         35.5%        32.4%        31.2%         34.9%
Gift Shops                                              6.7%         7.0%         12.4%        11.4%        11.4%          9.8%
Mall Operations                                         5.5%         5.3%          4.4%         4.6%         4.6%          4.9%
                                                   ----------------------------------------------------------------------------

Total Direct Expenses                                  66.2%        71.8%         72.0%        69.3%        71.8%         70.2%

Gross Profit                                           33.8%        28.2%         28.0%        30.7%        28.2%         29.8%

Operating Expenses
General & Administrative                               12.0%        11.2%          9.8%         8.8%         9.2%         10.2%
Advertising & Marketing                                12.4%        11.2%          9.6%         8.9%         8.7%         10.2%
Depreciation & Amortization                             7.1%         6.8%          6.9%         6.1%         5.8%          6.6%
                                                   ----------------------------------------------------------------------------

Total Operating Expenses                               31.5%        29.3%         26.3%        23.8%        23.7%         26.9%

Operating Income                                        2.3%        (1.1%)         1.8%         6.9%         4.5%          2.8%

Other Income/(Expense)
Interest Income                                         0.3%         0.1%          0.1%         0.0%         0.0%          0.1%
Interest Expense                                       (4.8%)       (5.0%)        (5.5%)       (5.8%)       (5.2%)        (5.3%)
Gain/(Loss) on derivative financial instrument          0.0%         0.0%         (2.5%)       (2.5%)        2.0%         (0.6%)
                                                   ----------------------------------------------------------------------------
Total Other Income/(Expense)                           (4.5%)       (4.9%)        (8.0%)       (8.3%)       (3.2%)        (5.8%)

Pre-Tax Earnings                                       (2.2%)       (6.0%)        (6.2%)       (1.4%)        1.3%         (2.9%)
                                                   ============================================================================

Adjustments to Income Statement
Pre-Tax Earnings                                       (2.2%)       (6.0%)        (6.2%)       (1.4%)        1.3%         (2.9%)
Add-back Gain (Loss) on Derivative Instrument           0.0%         0.0%          2.5%         2.5%        (2.0%)         0.6%
                                                   ----------------------------------------------------------------------------
Adjusted Pre-Tax Earnings                              (2.2%)       (6.0%)        (3.7%)        1.1%        (0.8%)        (2.3%)
Provision for Income Tax                               (0.8%)       (2.3%)        (1.4%)        0.4%        (0.3%)        (0.9%)
                                                   ----------------------------------------------------------------------------
Adjusted Net Income                                    (1.4%)       (3.7%)        (2.3%)        0.7%        (0.5%)           NM
                                                   ============================================================================


                                   EXHIBIT #3

                             ITEC Attractions, Inc.
                       Income Statement Item Growth Rates
                       Years Ended December 31, 1999-2003

                                                                                                                         1999-2003
                                                                                                                         Compound
                                                          1999         2000         2001         2002          2003        Growth
                                                          ----         ----         ----         ----          ----      ---------
Revenues
Theater and Concession                                  -              (0.6%)       (7.1%)       40.9%        14.0%         10.3%
Food Service                                            -               8.1%         5.1%         8.3%         0.6%          5.5%
Gift Shops                                              -              19.1%        74.5%        13.9%        (3.6%)        22.9%
Mall Operations                                         -              11.0%       (14.6%)        6.4%         5.1%          1.5%
                                                    ------------------------------------------------------------------------------

Total Revenues                                          -               6.0%         6.4%        19.3%         5.1%          9.0%

Direct Expenses
Theater and Concession                                  -              14.2%         6.5%        26.6%        24.0%         17.5%
Food Service                                            -              18.2%        (5.1%)        8.8%         1.3%          5.4%
Gift Shops                                              -              11.4%        87.8%         9.3%         4.9%         24.5%
Mall Operations                                         -               1.4%       (12.3%)       26.9%         4.3%          4.1%
                                                    ------------------------------------------------------------------------------

Total Direct Expenses                                   -              15.0%         6.6%        14.8%         8.9%         11.3%

Gross Profit                                            -             (11.6%)        5.8%        30.7%        (3.5%)         4.2%

Operating Expenses
General & Administrative                                -              (0.5%)       (7.4%)        7.2%        10.1%          2.1%
Advertising & Marketing                                 -              (3.8%)       (9.3%)       10.8%         2.8%         (0.2%)
Depreciation & Amortization                             -               1.7%         7.2%         6.3%        (0.7%)         3.6%
                                                    ------------------------------------------------------------------------------

Total Operating Expenses                                -              (1.3%)       (4.7%)        8.3%         4.6%          1.6%

Operating Income                                        -            (152.3%)     (264.1%)      364.2%       (31.6%)        28.5%

Other Income/(Expense)
Interest Income                                         -             (41.1%)      (61.4%)      (71.4%)       39.7%        (45.1%)
Interest Expense                                        -              10.2%        17.0%        26.0%        (5.3%)        11.3%
Gain/(Loss) on derivative financial instrument          -                 NM           NM        18.0%      (185.5%)           NM
                                                    ------------------------------------------------------------------------------
Total Other Income/(Expense)                            -              13.2%        74.8%        24.1%       (59.7%)        (0.3%)

Pre-Tax Earnings                                        -                 NM           NM           NM           NM            NM
                                                    ==============================================================================

Adjustments to Income Statement
Pre-Tax Loss                                            -             184.4%        10.2%       (72.3%)     (193.1%)           NM
Add-back Gain (Loss) on Derivative Instrument           -                 NA           NA        18.0%      (185.5%)           NM
                                                    ------------------------------------------------------------------------------
Adjusted Pre-Tax Loss                                   -             184.4%       (34.6%)     (134.3%)          NM            NM
Provision for Income Tax                                -             184.4%       (34.6%)     (134.3%)          NM            NM
                                                    ------------------------------------------------------------------------------
Adjusted Net Loss                                       -             184.4%       (34.6%)     (134.3%)          NM            NM
                                                    ==============================================================================

                                   EXHIBIT #4

                             ITEC Attractions, Inc.
                          Historical Income Statements
                       3 Months Ended March 31, 2003-2004


                                                      Historical Income              Income Statement Items            Compound
                                                          Statements                    As a % of Net Sales             Growth
                                                    March 31,     March 31,            March 31,    March 31,          March 31,
                                                       2003          2004                2003         2004               2004
                                                    ---------     ---------            ---------    ---------          --------
Revenues
Theater & Concession                                  222,293       266,743                42.2%        45.7%              20.0%
Restaurant & Deli                                     177,573       196,453                33.7%        33.7%              10.6%
Gift Shop                                              63,960        55,256                12.1%         9.5%             (13.6%)
Mall Operation                                         63,040        65,301                12.0%        11.2%               3.6%
                                               -----------------------------       ---------------------------       ------------

Total Revenues                                        526,866       583,753               100.0%       100.0%              10.8%
                                               -----------------------------       ---------------------------       ------------

Direct Expenses
Theater & Concession                                  151,032       184,765                28.7%        31.7%              22.3%
Restaurant & Deli                                     187,267       231,927                35.5%        39.7%              23.8%
Gift Shop                                              64,087        60,479                12.2%        10.4%              (5.6%)
Mall Operation                                         30,784        36,960                 5.8%         6.3%              20.1%
                                               -----------------------------       ---------------------------       ------------

Total Direct Expenses                                 433,170       514,131                82.2%        88.1%              18.7%

Gross Profit                                           93,696        69,622                17.8%        11.9%             (25.7%)

Operating Expenses
General & Administrative Expense                       89,309        86,223                17.0%        14.8%              (3.5%)
Advertising & Marketing                                58,641        64,414                11.1%        11.0%               9.8%
Depreciation & Amortization                            44,579        44,590                 8.5%         7.6%               0.0%
                                               -----------------------------       ---------------------------       ------------

Total Operating Expenses                              192,529       195,227                36.5%        33.4%               1.4%

Operating Income                                      (98,833)     (125,605)              (18.8%)      (21.5%)                NM

Other Income/(Expense)
Interest Income                                             4            65                 0.0%         0.0%            1525.0%
Interest Expense                                      (37,821)      (37,822)               (7.2%)       (6.5%)              0.0%
Other                                                       0             0                 0.0%         0.0%                 NM
                                               -----------------------------       ---------------------------       ------------
Total Other Income/(Expense)                          (37,817)      (37,757)               (7.2%)       (6.5%)             (0.2%)

Pre-Tax Earnings                                     (136,650)     (163,362)              (25.9%)      (28.0%)             19.5%
                                               =============================       ===========================       ============

                                   EXHIBIT #5

                             ITEC Attractions, Inc.
                           Historical Income Statement
               Trailing Twelve Months ("TTM") as of March 31, 2004

                                                                                        TTM                  % of
                                                                              March 31,2004                 Sales
                                                                         -------------------         -------------
Revenues
Theater and Concession                                                           $3,711,810                 40.0%
Food Service                                                                      3,712,596                 40.1%
Gift Shops                                                                        1,354,651                 14.6%
Mall Operations                                                                     489,871                  5.3%
                                                                         -------------------         -------------

Total Revenues                                                                    9,268,928                100.0%

Direct Expenses
Theater and Concession                                                            2,301,461                 24.8%
Food Service                                                                      2,920,790                 31.5%
Gift Shops                                                                        1,043,824                 11.3%
Mall Operations                                                                     430,969                  4.6%
                                                                         -------------------         -------------

Total Direct Expenses                                                             6,697,044                 72.3%

Gross Profit                                                                      2,571,884                 27.7%

Operating Expenses
General & Administrative                                                            845,315                  9.1%
Advertising & Marketing                                                             807,849                  8.7%
Depreciation & Amortization                                                         534,656                  5.8%
                                                                         -------------------         -------------

Total Operating Expenses                                                          2,187,820                 23.6%

Operating Income                                                                    384,064                  4.1%

Other Income/(Expense)
Interest Income                                                                       1,631                  0.0%
Interest Expense                                                                   (482,144)                (5.2%)
Gain/(Loss) on derivative financial instrument                                      187,434                  2.0%
                                                                         -------------------         -------------
Total Other Income/(Expense)                                                       (293,079)                (3.2%)

Pre-Tax Earnings                                                                     90,985                  1.0%
                                                                         ===================         =============

Adjustments to Income Statement
Pre-Tax Earnings                                                                     90,985                  1.0%
Add-back Gain (Loss) on Derivative Instrument                                      (187,434)                (2.0%)
                                                                         -------------------         -------------
Adjusted Pre-Tax Earnings                                                           (96,449)                (1.0%)
Provision for Income Tax                                                            (36,651)                (0.4%)
                                                                         -------------------         -------------
Adjusted Net Income (Loss)                                                          (59,798)                (0.6%)
                                                                         ===================         =============


Capitalization of TTM Earnings
TTM Adjusted Earnings                                                               (59,798)
Plus Depreciation & Amortization                                                    400,000
Less: Capex                                                                        (220,000)
                                                                         -------------------
Net Cash Flow                                                                       120,202

Next 12-Month Earnings Projected (103%)                                             123,808

Capitalized Value of Projected Earnings                                            $701,460
   (Marketable Minority Interest Value)
Adjustments to Marketable Minority Interest Value:

Premium for Control                                                                     30%
Discount for Lack of Marketability                                                      10%

Adjusted Capitalized Income Value                                                   820,708
                                                                         ===================
   (Non-marketable Controlling Interest Value)

                                   EXHIBIT #6

                             ITEC Attractions, Inc.
                            Historical Balance Sheets
                       Years Ended December 31, 1999-2003


                                                           1999            2000           2001            2002             2003
ASSETS                                                     ----            ----           ----            ----             ----
------
Current Assets
Cash                                                    $644,706        $185,551        $66,084        $399,394        $648,307
Accounts Receivable                                       80,688          81,716         39,984          45,385          81,261
Inventories                                               95,753         172,884        332,164         376,191         387,053
Prepaid Expenses & Other                                  88,322         101,138         93,363         112,075         108,127
Prepaid Leases - Current                                 166,915         166,915        166,915         104,889         104,889
                                                 -------------------------------------------------------------------------------

Total Current Assets                                   1,076,384         708,204        698,510       1,037,934       1,329,637

Fixed Assets
Buildings & Leasehold Improvements                     5,280,029       5,838,001      7,118,831       7,193,163       7,502,497
Machinery & Equipment                                    972,050       1,114,495      1,345,863       1,522,535       1,557,456
Furniture & Fixtures                                     306,410         439,272        586,224         591,456         600,001
Film Development Costs                                   900,000         900,000        900,000         900,000         900,000
Construction In Progress                                       0          72,427              0               0               0
                                                 -------------------------------------------------------------------------------
Gross Fixed Assets                                     7,458,489       8,364,195      9,950,918      10,207,154      10,559,954
Accumulated Depreciation & Amortization               (1,767,068)     (2,231,847)    (2,738,521)     (3,277,188)     (3,811,833)
                                                 -------------------------------------------------------------------------------

Net Fixed Assets                                       5,691,421       6,132,348      7,212,397       6,929,966       6,748,121

Other Assets
Prepaid Leases                                           965,188         798,273        631,358         588,494         483,605
Other                                                     13,072          18,787          5,613           2,643          12,137
                                                 -------------------------------------------------------------------------------
Total Other Assets                                       978,260         817,060        636,971         591,137         495,742

Total Assets                                          $7,746,065      $7,657,612     $8,547,878      $8,559,037      $8,573,500
                                                 ===============================================================================

LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------

Current Liabilities
Current Maturities of L.T.D.                             179,333         205,746        242,807         239,674         235,904
Accounts Payable                                         237,725         268,577        357,660         230,943         263,185
Accrued Expenses                                         287,144         183,248        149,950         167,422         216,150
                                                 -------------------------------------------------------------------------------

Total Current Liabilities                                704,202         657,571        750,417         638,039         715,239

Long-Term Debt                                         3,304,034       3,647,455      4,669,352       4,650,843       4,511,341

Other Liabilities
Accrued Lease Expense                                    366,261         422,609        478,956         535,304         591,652
Interest Rate Swap Agreement                                   0               0        484,031         703,376         515,942
Other                                                     58,257          30,844         20,739          13,501         103,655
                                                 -------------------------------------------------------------------------------
Total Other Liabilities                                  424,518         453,453        983,726       1,252,181       1,211,249

Total Liabilities                                      4,432,754       4,758,479      6,403,495       6,541,063       6,437,829

Shareholders' Equity
Common Stock                                               7,938           7,938          7,938           7,938           7,938
Additional Paid-In Capital                            10,781,076      10,781,076     10,781,076      10,781,076      10,781,076
Retained Earnings                                     (7,475,703)     (7,889,881)    (8,644,631)     (8,771,040)     (8,653,343)
                                                 -------------------------------------------------------------------------------

Total Shareholders Equity                              3,313,311       2,899,133      2,144,383       2,017,974       2,135,671

Total Liabilities & Equity                            $7,746,065      $7,657,612     $8,547,878      $8,559,037      $8,573,500
                                                 ===============================================================================

                                   EXHIBIT #7

                             ITEC Attractions, Inc.
                   Balance Sheet Items as a % of Total Assets
                       Years Ended December 31, 1999-2003

                                                                                                                       1999-2003
                                                         1999         2000         2001         2002           2003      Average
                                                         ----         ----         ----         ----           ----      -------
ASSETS
------
Current Assets
Cash                                                      8.3%         2.4%         0.8%         4.7%          7.6%         4.7%
Accounts Receivable                                       1.0%         1.1%         0.5%         0.5%          0.9%         0.8%
Inventories                                               1.2%         2.3%         3.9%         4.4%          4.5%         3.3%
Prepaid Expenses & Other                                  1.1%         1.3%         1.1%         1.3%          1.3%         1.2%
Prepaid Leases - Current                                  2.2%         2.2%         2.0%         1.2%          1.2%         1.7%
                                                 --------------------------------------------------------------------------------

Total Current Assets                                     13.9%         9.2%         8.2%        12.1%         15.5%        11.8%

Fixed Assets
Buildings & Leasehold Improvements                       68.2%        76.2%        83.3%        84.0%         87.5%        79.8%
Machinery & Equipment                                    12.5%        14.6%        15.7%        17.8%         18.2%        15.8%
Furniture & Fixtures                                      4.0%         5.7%         6.9%         6.9%          7.0%         6.1%
Film Development Costs                                   11.6%        11.8%        10.5%        10.5%         10.5%        11.0%
Construction In Progress                                  0.0%         0.9%         0.0%         0.0%          0.0%         0.2%
                                                 --------------------------------------------------------------------------------
Gross Fixed Assets                                       96.3%       109.2%       116.4%       119.3%        123.2%       112.9%
Accumulated Depreciation & Amortization                 (22.8%)      (29.1%)      (32.0%)      (38.3%)       (44.5%)      (33.3%)
                                                 --------------------------------------------------------------------------------

Net Fixed Assets                                         73.5%        80.1%        84.4%        81.0%         78.7%        79.5%

Other Assets
Prepaid Leases                                           12.5%        10.4%         7.4%         6.9%          5.6%         8.6%
Other                                                     0.2%         0.2%         0.1%         0.0%          0.1%         0.1%
                                                 --------------------------------------------------------------------------------
Total Other Assets                                       12.6%        10.7%         7.5%         6.9%          5.8%         8.7%

Total Assets                                            100.0%       100.0%       100.0%       100.0%        100.0%       100.0%
                                                 ================================================================================

LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------

Current Liabilities
Current Maturities of L.T.D.                              2.3%         2.7%         2.8%         2.8%          2.8%         2.7%
Accounts Payable                                          3.1%         3.5%         4.2%         2.7%          3.1%         3.3%
Accrued Expenses                                          3.7%         2.4%         1.8%         2.0%          2.5%         2.5%
                                                 --------------------------------------------------------------------------------

Total Current Liabilities                                 9.1%         8.6%         8.8%         7.5%          8.3%         8.5%

Long-Term Debt                                           42.7%        47.6%        54.6%        54.3%         52.6%        50.4%

Other Liabilities
Accrued Lease Expense                                     4.7%         5.5%         5.6%         6.3%          6.9%         5.8%
Interest Rate Swap Agreement                              0.0%         0.0%         5.7%         8.2%          6.0%         4.0%
Other                                                     0.8%         0.4%         0.2%         0.2%          1.2%         0.6%
                                                 --------------------------------------------------------------------------------
Total Other Liabilities                                   5.5%         5.9%        11.5%        14.6%         14.1%        10.3%

Total Liabilities                                        57.2%        62.1%        74.9%        76.4%         75.1%        69.2%

Shareholders' Equity
Common Stock                                              0.1%         0.1%         0.1%         0.1%          0.1%         0.1%
Additional Paid-In Capital                              139.2%       140.8%       126.1%       126.0%        125.7%       131.6%
Retained Earnings                                       (96.5%)     (103.0%)     (101.1%)     (102.5%)      (100.9%)     (100.8%)
                                                 --------------------------------------------------------------------------------

Total Shareholders Equity                                42.8%        37.9%        25.1%        23.6%         24.9%        30.8%

Total Liabilities & Equity                              100.0%       100.0%       100.0%       100.0%        100.0%       100.0%
                                                 ================================================================================

                                   EXHIBIT #8

                             ITEC Attractions, Inc.
                            Historical Balance Sheet
                              As of March 31, 2004

                                                       2004             %  2004
                                                       ----             -------
ASSETS
------

Current Assets
Cash                                               $152,221                1.9%
Accounts Receivable                                  84,119                1.0%
Inventories                                         464,181                5.7%
Prepaid Expenses & Other                            150,632                1.8%
Prepaid Leases - Current                            104,889                1.3%
                                               -------------     ---------------

Total Current Assets                                956,042               11.7%

Net Fixed Assets                                  6,729,787               82.6%

Other Assets
Prepaid Leases                                      457,383                5.6%
Deposits                                              8,128                0.1%
                                               -------------     ---------------
Total Other Assets                                  465,511                5.7%

Total Assets                                     $8,151,340              100.0%
                                               =============     ===============

LIABILITIES & SHAREHOLDERS' EQUITY
----------------------------------

Current Liabilities
Current Maturities of L.T.D.                        227,904                2.8%
Accounts Payable                                    408,846                5.0%
Accrued Expenses                                    258,539                3.2%
                                               -------------     ---------------

Total Current Liabilities                           895,289               11.0%

Long-Term Debt                                    4,479,453               55.0%

Other Liabilities
Accrued Lease Expense                               605,739                7.4%
Interest Rate Swap Agreement                        496,114                6.1%
Other                                               104,272                1.3%
                                               -------------     ---------------
Total Other Liabilities                           1,206,125               14.8%

Total Liabilities                                 6,580,867               80.7%

Shareholders' Equity
Common Stock                                          7,938                0.1%
Additional Paid-In Capital                       10,781,076              132.3%
Retained Earnings                                (9,218,541)            (113.1%)
                                               -------------     ---------------

Total Shareholders Equity                         1,570,473               19.3%

Total Liabilities & Equity                       $8,151,340              100.0%
                                               =============     ===============

                                   EXHIBIT #9

                             ITEC Attractions, Inc.
                         Historical Cash Flow Statements
                       Years Ended December 31, 1999-2003


                                                                   1999           2000           2001           2002           2003
                                                                   ----           ----           ----           ----           ----
Cash Flows From Operations
Net Income                                                     ($145,628)     ($414,178)     ($754,750)     ($126,409)     $117,697

Adjustments to Reconcile Net Income
 with Operating Activities:
       Depreciation                                              464,755        472,538        506,674        538,667       534,645
       Tickets exchanged for property & equipment                      0              0              0        (56,087)     (101,125)
       Cumulative effect of change in accounting principals            0              0        298,134              0             0
       (Gain) loss on derivative financial instrument                  0              0        185,897        219,345      (187,434)
       Gain on sale of property and equipment                          0         (7,759)             0              0             0
       Defrred revenue                                            40,557              0              0              0             0
       Decrease (Increase) in:
            Accounts receivable                                  (65,698)        (1,028)        41,732         (5,401)      (35,876)
            Inventories                                          (16,945)       (77,131)      (159,280)       (44,027)      (10,862)
            Prepaid expenses and other                            89,511        148,384        187,864         89,148        99,343
            Accounts payable & accrued expenses                   47,685        (44,109)       102,027        (60,135)      136,520
                                                             -----------------------------------------------------------------------

            Net Cash From Operations                             414,237         76,717        408,298        555,101       552,908

Cash Flow From Investing Activities
       Purchase of Property & Equipment                         (240,259)      (440,025)      (380,469)       (98,336)     (160,723)
       Proceeds from Disposal of Property                              0              0              0              0             0
                                                             -----------------------------------------------------------------------

            Net Cash Used in Investing Activities               (240,259)      (440,025)      (380,469)       (98,336)     (160,723)

Cash Flows From Financing Activities
       Payments of Long-Term Debt                               (184,032)      (141,689)      (147,296)      (171,385)     (143,272)
       Proceeds from issuance of long-term debt                        0         45,842              0         47,930             0
                                                             -----------------------------------------------------------------------

            Net Cash Used in Financing Activities               (184,032)       (95,847)      (147,296)      (123,455)     (143,272)

            Net Increase (Decrease) in Cash &                    (10,054)      (459,155)      (119,467)       333,310       248,913
              Equivalents

Cash & Equivalents at Beginning of Year                          654,760        644,706        185,551         66,084       399,394
                                                             -----------------------------------------------------------------------

Cash & Equivalents at End of Year                               $644,706       $185,551        $66,084       $399,394      $648,307
                                                             =======================================================================

                                   EXHIBIT #10

                             ITEC Attractions, Inc.
                            Selected Financial Ratios

                                                                                                1999-2003
                                              1999       2000      2001       2002        2003   Average
                                              ----       ----      ----       ----        ----  ----------
Growth
Revenue Growth (%)                              -         6.0%      6.4%      19.3%       5.1%        10.3%
Adjusted Earnings Growth (%)                    -       184.4%    (34.6%)   (134.3%)      NM          NM

Cost Control
Direct Expenses/Sales (%)                     66.2%      71.8%     72.0%      69.3%      71.8%        70.2%
Advertising/Sales (%)                         12.4%      11.2%      9.6%       8.9%       8.7%        10.2%
G & A Expenses/Sales (%)                      12.0%      11.2%      9.8%       8.8%       9.2%        10.2%
Interest Expense/Sales (%)                     4.8%       5.0%      5.5%       5.8%       5.2%         5.3%

Turnover Ratios
Revenues/Receivables (x)                       80.8       84.5     183.8      193.1      113.4        131.1
Revenues/Net Fixed Assets (x)                   1.1        1.1       1.0        1.3        1.4          1.2
Revenues/Total Assets (x)                       0.8        0.9       0.9        1.0        1.1          0.9

Profitability
Adjusted Return on Sales (%)                  (1.4%)     (3.7%)    (2.3%)      0.7%      (0.5%)       (1.4%)
Adjusted Return on Assets (%)                 (1.2%)     (3.4%)    (2.0%)      0.7%      (0.5%)       (1.3%)
Adjusted Return on Equity (%)                 (2.7%)     (8.9%)    (7.8%)      2.9%      (2.0%)       (3.7%)

Risk
Total Debt/Total Assets (%)                   49.7%      55.8%     68.7%      71.6%      68.3%        62.8%
Long-Term Debt/Equity (%)                     99.7%     125.8%    217.7%     230.5%     211.2%       177.0%
Current Ratio (x)                               1.5        1.1       0.9        1.6        1.9          1.4
Quick Ratio (x)                                 1.0        0.4       0.1        0.7        1.0          0.7
Interest Coverage (EBITDA) ratio                2.0        1.1       1.6        2.2        2.0          1.8


                                   EXHIBIT #11

                             ITEC Attractions, Inc.
                 Selected Statistics for ITEC Attractions, Inc.
                     And Other Restaurants & Movie Theaters

                                                                    Median of           Median of
                                                                 Other Restaurant     Other Movie
                                                       EC (a)      Companies (b)       Theater Cos. (b)
                                                       ------    ----------------     -----------------
Number of Companies                                        1             295                16
Total Assets   (000s)                                 $8,151          $2,859 (c)        $8,516 (c)

Balance Sheet Items
Current Assets as a % of Assets                        11.7%           26.0%             13.4%
Cash as a % of Assets                                   1.9%           12.7%             11.4%
Accounts Receivable as a % of Assets                    1.0%            4.2%              0.2%
Net Fixed Assets as a % of Assets                      82.6%           54.5%             72.0%

Current Liabilities as a % of Assets                   11.0%           40.7%             22.2%
Long-Term Liabilities as a % of Assets                 69.8%           43.9%             65.5%
Total Debt as a % of Assets                            57.7%           48.6%             77.5%
Net Worth as a % of Assets                             19.3%           15.5%             12.2%

Income Statement Items
Annual Sales (000s)                                   $9,269          $7,205 (c)        $6,762 (c)

Operating Expenses as a % of Sales                     95.9%           96.0%             87.1%
Operating Income as a % of Sales                        4.1%            4.0%             12.9%
Adjusted Income Before Tax as a % of Sales             (1.0%)           3.1%              9.6%

Turnover Ratios
Accounts Receivable Turnover (x)                       110.2           768.7                NA
Fixed Asset Turnover (x)                                 1.4             5.8               1.8
Total Asset Turnover (x)                                 1.1             3.1               1.0

Profitability
Adjusted Before-Tax Return on Assets (%)               (1.2%)           7.4%              7.8%
Adjusted Before-Tax Return on Equity (%)               (6.1%)          28.4%             32.3%

Risk
Current Ratio (x)                                        1.1             0.6               0.5
Quick Ratio (x)                                          0.3             0.4               0.5
Total Debt/Equity (x)                                    3.0             4.9               7.9

Notes:   (a)  Trailing Twelve Months ended March 31, 2004
                 (b)  Fiscal years ended March 31, 2003
                 (c)  Mean

Source:  Annual Statement Studies, 2003-04 edition, RMA, Philadelphia, PA.

                                   EXHIBIT #12

                       Industry Sample Group Descriptions


Motion Picture Exhibitors
-------------------------

AMC Entertainment
AMC Entertainment is a motion-picture exhibitor. The company operates approximately 181 theaters, which have a total of about 2,770 screens, mainly in Florida, California, Arizona, Texas, Missouri, and Michigan. AMC Entertainment also has theaters in Portugal, Spain, France, Hong Kong, Japan, and Canada. Its theaters feature stadium seating and digital-sound systems. The company derives approximately 64% of its revenue from admissions. The average revenue per movie-going patron was $6.90 in fiscal year 1999.

Carmike Cinemas
Carmike Cinemas is the nation's largest motion-picture exhibitor, based on number of theaters. The company's theater circuit includes more than 450 theaters with an aggregate of approximately 2,840 screens. Substantially all of its theaters feature new film releases, while 74 are operated as discount theaters exhibiting second-run films. Centered in medium-size markets, its multiscreen theaters are located in 36 states. Carmike Cinemas entered into Chapter 11 bankruptcy proceedings in August 2000.

Regal Entertainment Group
No Company Description Available.

Restaurant Operators
--------------------

Angelo & Maxie's
Chart House Enterprises operates a chain of 51 restaurants, 49 of which are under the Chart House name. While the restaurants are located throughout the U.S., they are concentrated in California. Chart House restaurants are casual dinner houses with a menu featuring fresh fish, seafood, steaks, chicken, and salad with an average dinner check of $25 per person. Alcohol sales account for approximately 22% of Chart House's revenues. The company also operates one Peohe's restaurant and one Maxie's steakhouse restaurant.

Family Steak Houses of FL
Family Steak Houses of Florida is the exclusive franchisee of Ryan's Family Steak House restaurants in Florida. The company's 22 restaurants are located in free-standing buildings that vary in size from 7,500 to 12,000 square feet. One restaurant was located in a shopping mall. The average cost of a meal, with beverage, is approximately $6.35. The restaurant's menus generally feature charbroiled beef, chicken, and seafood.

ELXSI
ELXSI operates 61 Bickford's restaurants and three Abdow's restaurants. The restaurants are family-oriented and offer relatively inexpensive meals. Breakfast items and coffee account for approximately 74% of food sales. Fourteen of the Bickford's buildings are owned, while the remaining buildings are a combination of leased or owned buildings on leased land. ELXSI's Cues subsidiary manufactures and services video-inspection and repair equipment for wastewater and drainage systems.

Famous Dave's of America
Famous Dave's of America develops, owns, and operates American barbeque restaurants under the Famous Dave's name. These restaurants range in size from 2,900 to 10,500 square feet and can accommodate between 100 and 250 customers. Currently, the company operates 42 restaurants in Minnesota, Nebraska, Wisconsin, Iowa, Illinois, Virginia, and Maryland. It plans to open additional restaurants in fiscal year 2001. The restaurants' lunch entrees range in price from $6 to $8, and dinner entrees range from $10 to $12; the average guest check is $11 per person.

Fresh Choice
Fresh Choice currently operates 46 casual, upscale restaurants under the Fresh Choice, Fresh Choice Express, and Zoopa names in California, Washington State, and Texas. The restaurants offer freshly made specialty and traditional salads, hot pasta dishes, soups, bakery goods, and desserts in a self-service format. Servings are set at a fixed price of $5.99 or $6.19 at lunch and $7.39 or $7.49 at dinner (depending on market area) plus the price of a beverage. The company's primary customers include families, business professionals, students and senior citizens.

Good Times Restaurants
Good Times Restaurants develops, owns, operates, and franchises Good Times! Drive Thru Restaurants. The Good Times! Drive Thru Burgers restaurants feature a limited menu, focusing on hamburgers and chicken sandwiches, for drive-through and walk-up customers only. Most of the company's 32 restaurants are located in Colorado, and 22 are located in metropolitan Denver. One restaurant is located in Idaho. The average price of a Good Times! hamburger is $1.60. The average restaurant contains 880 square feet.

Granite City Food & Brewery
No Company Description Available.

Nathan's Famous
Nathan's Famous operates and franchises chains of fast-food restaurants. Company-owned and franchised units operate under the Nathan's Famous, Kenny Rogers Roasters, and Miami Subs names. As of March 2000, operations included 32 company-owned restaurants and 407 franchised or licensed units, including 24 carts, kiosks, and counter units. The company-owned restaurants are concentrated in the New York metropolitan area, New Jersey, and Florida. Franchisees operate the company's restaurants in 44 states and 16 countries.

Schlotzsky's
Schlotzsky's franchises quick-service restaurants that feature made-to-order sandwiches on sourdough buns. Its Schlotzsky's Deli system includes 722 company-owned stores and franchised locations located in 38 states, the District of Columbia, and 11 foreign countries. The company plans to open additional stores in 2000. At most locations, sandwiches range in price from $2.50 to $4.75, and its eight-inch pizzas are priced between $3.50 and $4.50 each.

                                   EXHIBIT #13

                             ITEC Attractions, Inc.
                       Public Market Data - March 31, 2004


                         (US$ Millions)
                        ----------------------------
                        TTM     TTM Net  TTM       Net    Total     Book    Asset   Current  Debt/      Return On     FY Revenue
Company         Ticker Revenue  Income  EBITDA   Margin  Assets    Value  Turnover   Ratio   Equity   Assets  Equity     Growth
-------         ------ -------  ------  ------   ------  ------    -----  --------  ------- -------   ------  ------  ----------

Movie Theaters
AMC
 Entertainment   AEN  $1,831.0 ($23.6) $263.4   (1.3%) $1,591.6   $333.0   1.2       1.1    2.5     (1.5%)  (7.1%)    33.4%
Carmike
  Cinemas        CKEC    492.0   25.6    99.3    5.2%     525.9     44.2   0.9       0.7   40.8      4.9%   57.9%     11.0%
Regal
 Entertainment
 Group           RGC   2,352.5  186.5   533.9    7.9%   2,339.9    758.2   1.0       1.3    0.5      8.0%   24.6%    284.3%

  Movie Theater
   Median             $1,831.0  $25.6  $263.4    5.2%   1,591.6    333.0   1.0       1.1    2.5      4.9%   24.6%     33.4%

Restaurants

Angelo &
 Maxie's         AGMX    $26.6  ($5.4)  ($5.1) (20.3%)     24.0     11.5   1.1       1.5    0.2    (22.5%) (47.0%)    (8.0%)
ELXSI            ELXS     98.6   (1.4)    5.3   (1.4%)     76.1     52.0   1.3       1.1    0.0     (1.8%)  (2.7%)    (6.2%)
Family Steak
 Houses of FL    RYFL     38.3   (2.9)    1.4   (7.6%)     31.0      4.9   1.2       0.7    3.6     (9.4%) (59.2%)    (0.1%)
Famous Dave's
 of America      DAVE     96.5   (2.3)    5.0   (2.4%)     74.2     47.1   1.3       1.7    0.4     (3.1%)  (4.9%)     3.6%
Fresh Choice     SALD     78.0   (4.0)   (1.9)  (5.1%)     34.7     15.5   2.2       0.5    0.3    (11.5%) (25.8%)     1.1%
Good Times
 Restaurants     GTIM     15.5   (0.2)    0.8   (1.3%)      7.6      3.9   2.0       1.6    0.3     (2.6%)  (5.1%)   (11.7%)
Granite City
 Food &
 Brewery         GCFB     12.0   (0.6)   (0.0)  (5.0%)     13.6      7.4   0.9       2.5    0.8     (4.4%)  (8.1%)    38.3%
Nathans Famous   NATH     31.5   (0.1)    1.4   (0.3%)     26.7     17.7   1.2       1.9    0.1     (0.4%)  (0.6%)   (14.2%)
Schlotzsky's     BUNZ     56.2   (7.2)   (1.7) (12.8%)    132.2     68.3   0.4       1.1    0.6     (5.4%) (10.5%)    (2.1%)

  Restauran Median       $38.3  ($2.3)          (5.0%)     31.0     15.5   1.2       1.5    0.3     (4.4%)  (8.1%)    (2.1%)



ITEC:                      9.3   (0.1)    0.9   (0.6%)      8.2      1.6   1.1       1.1    3.0     (0.7%)  (3.8%)

Sources:  Morningstar Principia Pro, Yahoo Finance


                             ITEC Attractions, Inc.
                       Public Market Data - March 31, 2004


                       Price/     Price/     Price/    Price/    MVIC/
Company               Revenue    Cash Flow   Earnings   Book    EBITDA
-------               -------    ---------   --------  ------   ------

Movie Theaters

AMC
 Entertainment           0.3        2.8          NA      1.7    3.70
Carmike
  Cinemas                0.7        9.6        13.9      7.6    7.54
Regal
 Entertainment
 Group                   1.3        7.7          NA      4.1    6.55

  Movie Theater
   Median                0.7        7.7        13.9      4.1     6.6

Restaurants

Angelo &
 Maxie's                 0.1         NA          NA      0.2      NA
ELXSI                    0.2        2.8          NA      0.3    4.47
Family Steak
 Houses of FL            0.1         NA          NA      0.6   16.58
Famous Dave's
 of America              1.0       15.1          NA      2.0   20.71
Fresh Choice             0.1        4.5          NA      0.7      NA
Good Times
 Restaurants             0.5       10.1          NA      1.8   10.90
Granite City
 Food &
 Brewery                 1.7         NA          NA      2.8      NA
Nathans Famous           1.0        6.7          NA      1.7    15.4
Schlotzsky's             0.3        1.7          NA      0.2      NA

  Restauran Median       0.3        5.6          NA      0.7    15.4

       Average Median    0.5        6.6        13.9      2.4    11.0

                                   EXHIBIT #14

                             ITEC Attractions, Inc.
                Market Value Ratios of the Industry Sample Group
                              As of March 31, 2004


                                                                   Price/     Price/       Price/    MVIC/
                                                                   Revenue   Cash Flow     Book     EBITDA*
                                                                   -------   ---------     ------   -------
Median                                                                0.50         6.6        2.4      6.6

                                             Adjustments to Market Ratios
                                                                               Market
                                                                               Value
                                                                             Adjustment
Relative Lack of Marketability Discount                                           10.0%
Smaller Size of Company Discount                                                  20.0%
Control Premium                                                                   30.0%

Net Adjustment Factor Applied to Market Ratios *                                  93.6%




*Adjustment factors are multiplicative

                                                                   Price/     Price/       Price/    MVIC/
                                                                   Revenue   Cash Flow     Book     EBITDA*
                                                                   -------   ---------     ------   -------
Adjusted Ratios                                                       0.47         6.2        2.2      6.2
Adjusted Ratios - Rounded                                             0.47         6.2        2.3      6.2


                             ITEC Attractions, Inc.
                             Indicated Market Values
                                     ($000s)

                                                                                            Indicated
                                                                                               Market
                                                                        ITEC       Ratio        Value
                                                                        ----       -----    ---------

TTM March 31, 2004 Revenue                                             9,269        0.47        4,356
TTM March 31, 2004 Adjusted Cash Flow                                    120         6.2          748
March 31, 2004 Book Value                                              1,570         2.3        3,534
TTM March 31, 2004 EBITDA                                                919         6.2        5,678
   Less: Debt                                                                                   4,707
                                                                                         -------------
                                          Equity value of MVIC/EBITDA approach                  970.3

* MVIC/EBITDA multiple uses cash flow figure as data is not deemed to be applicable

                                   EXHIBIT #15
                             ITEC Attractions, Inc.
                            Historical Closing Prices
                           January 2,- March 31, 2004

                                                                                                     Dollar
           Date            Open       High        Low       Close       Volume                       Volume
           ----            ----       ----        ---       -----       ------                       ------
          31-Mar-04      $0.13       $0.13      $0.13      $0.13             0                          $0.00
          30-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          29-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          26-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          25-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          24-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          23-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          22-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          19-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          18-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          17-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          16-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          15-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          12-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          11-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
          10-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
           9-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
           8-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
           5-Mar-04       0.13        0.13       0.13       0.13             0                           0.00
           4-Mar-04       0.10        0.13       0.10       0.13           220                          28.60
           3-Mar-04       0.10        0.10       0.10       0.10             0                           0.00
           2-Mar-04       0.10        0.10       0.10       0.10             0                           0.00
           1-Mar-04       0.10        0.10       0.10       0.10           200                          20.00
          27-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          26-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          25-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          24-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          23-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          20-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          19-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          18-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          17-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          13-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          12-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          11-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          10-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
           9-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
           6-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
           5-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
           4-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
           3-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
           2-Feb-04       0.07        0.07       0.07       0.07             0                           0.00
          30-Jan-04       0.07        0.07       0.07       0.07             0                           0.00
          29-Jan-04       0.07        0.07       0.07       0.07             0                           0.00
          28-Jan-04       0.07        0.07       0.07       0.07             0                           0.00
          27-Jan-04       0.07        0.07       0.07       0.07          1500                         105.00
          26-Jan-04       0.06        0.06       0.06       0.06             0                           0.00

                                                                                                     Dollar
           Date            Open       High        Low       Close       Volume                       Volume
           ----            ----       ----        ---       -----       ------                       ------
          23-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
          22-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
          21-Jan-04       0.06        0.06       0.06       0.06           450                          27.00
          20-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
          16-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
          15-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
          14-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
          13-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
          12-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
           9-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
           8-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
           7-Jan-04       0.06        0.06       0.06       0.06             0                           0.00
           6-Jan-04       0.06        0.06       0.06       0.06          3526                         211.56
           5-Jan-04       0.08        0.08       0.08       0.08             0                           0.00
           2-Jan-04       0.08        0.08       0.08       0.08          3000                         240.00
                                                                 --------------        -----------------------
                                                                          8896                        $632.16

Weighted Average Transaction Price                                       $0.07

Average Daily Volume                                                       143
Maximum Daily Volume                                                     3,526
Minimum Daily Volume                                                         0

Number of Shares Issued and Outstanding 3/31/04                      7,937,638

Indicated Market Capitalization (Based on Weighted Ave.)              $564,058         Marketable Minority
Control Premium                                                            30%
Indicated Market Capitalization (Based on Weighted Ave.)              $733,275         Marketable Control


Source: Yahoo Finance.  www.yahoo.com

                                   EXHIBIT #16
                             ITEC Attractions, Inc.
                  Comparable Company Transactions for 2001-2004


                                                          Market
                                          Deal Size      Value of       Target
                                         (Base Equity    Invested       Business
       Date         Seller                 Price)        Capital        Description:
       ----         ------               ------------    --------       ------------
Restaurants
   5/14/2001 VICORP Restaurants            174,000,000  199,921,000   Eating & drinking establishments
    8/1/2001 Pancho's Mexican Buffet                      6,904,000   Operates mexican buffet restaurants
   4/10/2002 Shoney's                       19,000,000  274,793,000   Owns and operates franchise restaurants
   5/24/2002 Interfoods of America           3,000,000  104,217,000   Establishes and owns franchise restaurants
   7/25/2002 Morton's Restaurant Group                  175,934,000   Owns and operates restaurants
   3/10/2004 Garden Fresh Restaurant Corp               134,677,000   Owns and operates salad buffet style restaurants




Movie Theaters
  12/10/1998 Clearview Cinema Group         54,000,000   95,731,000   Exhibits regional motion picutres
    1/9/2002 Iwerks Entertainment            2,000,000    2,933,000   Provides large format theater systems



                             ITEC Attractions, Inc.
                  Comparable Company Transactions for 2001-2004

                                                                     Target
                                           Target                     Net               Target     Price  Price to  Price    MVIC
                                           Revenue       Target      Income     Net      Book      to       Net       to      to
    Date         Seller                     LTM          EBITDA     LTM ($mm)   Margin   Value     Sales  Income     Book   EBITDA
    ----         ------                    -------       -------    ---------   ------  ------     -----  --------  -----   ------
Restaurants
   5/14/2001 VICORP Restaurants           372,050,000  42,020,000  14,670,000    3.9%  126,697,000   0.47  11.88      1.38   4.76
    8/1/2001 Pancho's Mexican Buffet       54,841,000     559,000  (1,372,000)  (2.5%)  10,914,000   0.12     NA      0.62  12.35
   4/10/2002 Shoney's                     799,845,000  43,999,000 (14,358,000)  (1.8%)(119,718,000)  0.02     NA        NA   6.25
   5/24/2002 Interfoods of America        137,547,000  14,602,000     594,000    0.4%  (22,981,000)  0.04  10.12        NA   7.14
   7/25/2002 Morton's Restaurant Group    237,122,000  16,875,000     989,000    0.4%  (11,133,000)  0.30  72.02        NA  10.43
   3/10/2004 Garden Fresh Restaurant Corp 217,515,000  26,472,000   4,761,000    2.2%   81,538,000   0.44  20.00      1.17   5.09

                                                                                Restaurant Mean      0.23  28.50      1.06   7.67
                                                                                Restaurant Median    0.21  15.94      1.17   6.69

Movie Theaters
  12/10/1998 Clearview Cinema Group        23,437,000  (9,368,000)(12,576,000) (53.7%)  14,004,000   2.31     NA      0.76     NA
    1/9/2002 Iwerks Entertainment          23,167,000 (15,156,000)(20,459,000) (88.3%)   6,232,000   0.10     NA      0.36     NA

                                                                                Movie Theater Mean   1.20     NA      0.56     NA
                                                                                Movie Theater Median 1.20     NA      0.56     NA

                                                                                Average  Mean        0.72  28.50      0.81   7.67
                                                                                Average Median       0.71  15.94      0.86   6.69

                                   EXHIBIT #17

                             ITEC Attractions, Inc.
                 Market Value Ratios of Comparable Transactions
                              As of March 31, 2004


                                  Price/       Price/      Price/         MVIC/
                                  Revenue     Earnings     Book          EBITDA
                                  -------     --------     ------        ------
Median                              0.71         15.9       0.9           6.7

                          Adjustments to Market Ratios
                                                                   Market
                                                                    Value
                                                                  Adjustment
                                                                  ----------
Smaller Size of Company Discount                                        7.0%


Net Adjustment Factor Applied to Market Ratios *                       93.0%




*Adjustment factors are multiplicative


                                  Price/       Price/      Price/         MVIC/
                                  Revenue     Earnings     Book          EBITDA
                                  -------     --------     ------        ------
Adjusted Ratios                     0.66         14.8       0.8           6.2
Adjusted Ratios - Rounded           0.66         14.8       0.8           6.2

                             ITEC Attractions, Inc.
                             Indicated Market Values
                                     ($000s)
                                                                   Indicated
                                                                     Market
                                              ITEC        Ratio       Value
TTM March 31, 2004 Revenue                   9,269         0.66       6,117
TTM March 31, 2004 Adjusted Net Income         (60)        14.8          NA
March 31, 2004 Book Value                    1,570          0.8       1,256
TTM March 31, 2004 EBITDA                      919          6.2       5,714
   Less: Debt                                                         4,707
                                                                ------------
                 Equity value of MVIC/EBITDA approach               1,007.1

                                   EXHIBIT #18

                             ITEC Attractions, Inc.
                          Computation of Discount Rate

                               HVA Build-up Method


Discount Rate:
  Market Factors
Risk-Free Rate - U. S. Treasury Bond (20 Year)                                  4.8%      March 31, 2004
Long-horizon Expected Risk Premium (Equity Premium)                             7.0% Ibbotson, SBBI Valuation Edition, 2003
10th Smallest Decile Size Premium                                               5.7% Ibbotson, SBBI Valuation Edition, 2003
Industry Specific Premium/(Discount)
   Eating & Drinking Places                                         (2.7%)
   Motion Picture Theaters                                          (3.8%)
    Average of Industry Premium/(Discount)                                     (3.3%)Ibbotson, SBBI Valuation Edition, 2003
                                                                          -----------
                                                                               14.2% Minority Interest
Company-Specific Risks
Size of Company                                                                 2.0%
History of Unprofitable Operations                                              3.0%
Limited Market Area                                                             1.5%
                                                                          -----------
Adjusted Rate for Company Specific Risks                                       20.7%

Build-up Discount Rate                                                         20.7%
                                                                          ===========

                               Capitalization Rate

Cost of Equity Capital                                                                                        20.7%
Less: Long-Term Growth Rate                                                                                    3.0%
                                                                                                         -----------
Capitalization Rate                                                                                           17.7%
                                                                                                         ===========

                                  Certification


I certify that, to the best of my knowledge and belief:

         o the statements of fact contained in this report are true and correct.

         o the report analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

         o I have no present or prospective interest in the company that is the subject of this report, and I have no personal interest or bias with respect to the parties involved.

         o my compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

         o my analysis, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

         o no one provided significant professional assistance to the persons signing this certification.






___________________________________         ____________________________________
Ricardo Miranda,                             Frederic L. Jones, ASA
Prinicpal                                    Accredited Senior Appraiser

                        STATEMENT OF LIMITING CONDITIONS


The following conditions are an integral part of this valuation of ITEC Attractions, Inc. (referred to as "the Company") prepared by Houlihan Valuation Advisors ("HVA"):

         Neither HVA nor its principals have any present or intended interest in the Company. HVA's fees for this valuation are based on professional time charges and are in no way contingent upon the final valuation figure determined herein.

         This report is intended only for the specific use and purpose stated herein. It is intended for no other use and is not to be copied or given to unauthorized persons without the direct written consent of HVA. The value opinion expressed herein is valid only for the stated purpose and the date of the valuation. The report and information and conclusions contained therein should in no way be construed to be investment advice.

         HVA does not purport to be a guarantor of value. Valuation is an imprecise science, with value being a question of informed judgement, and reasonable persons can differ in their estimates of value. HVA does certify that this valuation study was conducted and the conclusion arrived at independently using conceptually sound and commonly accepted methods of valuation.

         In preparing the valuation report, we used information provided by the Company. It has been represented by the Company that the information is reasonably complete and accurate. We did not make independent examinations of any financial statements, projections, or other information, prepared or provided by Company management which were relied upon and, accordingly, we make no representations or warranties nor do we express any opinion regarding the accuracy or reasonableness of such.

         The valuation conclusions derived herein implicitly assume that the existing management of the Company will maintain the character and integrity of the Company through any sale, reorganization, or diminution of the owners' participation.

         Publicly available information utilized herein, (e.g., economic, industry, statistical and/or investment information) has been obtained from sources deemed to be reliable. It is beyond the scope of this report to verify the accuracy of such information, and we make no representations as to its accuracy.

         This engagement is limited to the production of the report and conclusions contained herein. HVA has no obligation to provide future services (e.g., expert testimony in court or before governmental agencies) related to the contents of this report unless arrangements for such future services have been made.

         This  valuation  report  and  the  conclusions   contained  herein  are
         necessarily based on market and economic conditions as they existed at the date of valuation.

         The principals of HVA assigned to this engagement are Accredited Senior Appraisers in good standing with the American Society of Appraisers, a national organization that certifies business appraisers. HVA conforms to the Uniform Standards of Professional Appraisal Practice for purposes of business valuations. HVA also conforms to the business valuation standards I through VIII set forth by the American Society of Appraisers.

                              REVENUE RULING #59-60
--------------------------------------------------------------------------------


SECTION 2031.  DEFINITION OF GROSS ESTATE

26 CFR 20.2031-2; Valuation of stocks and bonds.
(Also Section 2512.)
(Also Part II, Sections 811 (k), 1005
 Regulations 105, Section 81.10.)

         In valuing the stock of closely held corporations, or the stock of corporations where market quotations are not available, all other available financial data, as well as all relevant factors affecting the fair market value, must be considered for estate tax and gift tax purposes. No general formula may be given that is applicable to the many different valuation situations arising in the valuation of such stock. However, the general approach, methods, and factors which must be considered in valuing such securities are outlined.

         Revenue Ruling 54-77, C.B. 1954-1, 187, superseded.

Section 1.  Purpose

The purpose of this Revenue Ruling is to outline and review in general the approach, methods and factors to be considered in valuing shares of the capital stock of closely held corporations for estate tax and gift tax purposes. The methods discussed herein will apply likewise to the valuation of corporate stocks on which market quotations are either unavailable or are of such scarcity that they do not reflect the fair market value.

Section 2.  Background and Definitions

         .01 All valuations must be made in accordance with the applicable provisions of the Internal Revenue Code of 1954 and the Federal Estate Tax and Gift Tax Regulations. Sections 2031(a), 2032 and 2512(a) of the 1954 Code (sections 811 and 1005 of the 1939 Code) require that the property to be included in the gross estate, or made the subject of a gift, shall be taxed on the basis of the value of the property at the time of death of the decedent, the alternate date if so elected, or the date of gift.

         .02 Section 20.2031-1(b) of the Estate Tax Regulations (section 81.10 of the Estate Tax Regulations 105) and section 25.2512-1 of the Gift Tax Regulations (section 86.19 of Gift Tax Regulations 108) define fair market value, in effect, as the price at which the property would change hands between a willing buyer and a willing seller when the former is not under any compulsion to buy and the latter is not under any compulsion to sell, both parties having reasonable knowledge of relevant facts. Court decisions frequently state in addition that the hypothetical buyer and seller are assumed to be able, as well as willing, to trade and to be well informed about the property and concerning the market for such property.

         .03 Closely held corporations are those corporations the shares of which are owned by a relatively limited number of stockholders. Often the entire stock issue is held by one family. The result of this situation is that little, if any, trading in the shares takes place. There is, therefore, no established market for the stock and such sales as occur at irregular intervals seldom reflect all of the elements of a representative transaction as defined by the term "fair market value."

Section 3.  Approach to Valuation

         .01 A determination of fair market value, being a question of fact, will depend upon the circumstances in each case. No formula can be devised that will be generally applicable to the multitude of different valuation issues arising in estate and gift tax cases. Often, an appraiser will find wide differences of opinion as to the fair market value of a particular stock. In resolving such differences, he should maintain a reasonable attitude in recognition of the fact that valuation is not an exact science. A sound valuation will be based upon all the relevant facts, but the elements of common sense, informed judgement and reasonableness must enter into the process of weighing those facts and determining their aggregate significance.

         .02 The fair market value of specific shares of stock will vary as general economic conditions change from "normal" to "boom" or "depression," that is, according to the degree of optimism or pessimism with which the investing public regards the future at the required date of appraisal. Uncertainty as to the stability or continuity of the future income from a property decreases its value by increase the risk of loss of earnings and value in the future. The value of shares of stock of a company with very uncertain future prospects is highly speculative. The appraiser must exercise his judgement as to the degree of risk attaching to the business of the corporation which issued the stock, but that judgement must be related to all of the other factors affecting value.

         .03 Valuation of securities is, in essence, a prophesy as to the future and must be based on facts available at the required date of appraisal. As a generalization, the prices of stocks which are traded in volume in a free and active market by informed persons best reflect the consensus of the investing public as to what the future holds for the corporations and industries represented. When a stock is closely held, is traded infrequently, or is traded in an erratic market, some other measure of value must be used. In many instances, the next best measure may be found in the prices at which the stocks of companies engaged in the same or a similar line of business are selling in a free and open market.

Section 4.  Factors to Consider

         .01 It is advisable to emphasize that in the valuation of the stock of closely held corporations or the stock of corporations where market quotations are either lacking or too scarce to be recognized, all available financial data, as well as all relevant factors affecting the fair market value, should be considered. The following factors, although not all-inclusive, are fundamental and require careful analysis in each case:

              (a)    The  nature  of  the   business  and  the  history  of  the
                     enterprise from its inception.

              (b) The economic outlook in general and the condition and outlook of the specific industry in particular.

              (c) The book value of the stock and the financial condition of the business.

              (d)    The earning capacity of the company.

              (e)    The dividend-paying capacity.

              (f) Whether or not the enterprise has goodwill or other tangible value.

              (g)    Sales of the stock and the size of the block to be valued.

              (h) The market price of stocks of corporations engaged in the same or a similar line of business having their stocks actively traded in a free and open market, either on an exchange or over-the-counter.

         .02 The following is a brief discussion of each of the foregoing factors:

              (a) The history of a corporate enterprise will show its past stability or instability, its growth or lack of growth, the diversity or lack of diversity of its operations, and other facts needed to form an opinion of the degree of risk involved in the business. For an enterprise which changed its form of organization but carried on the same or closely similar operations of its predecessor, the history of the former enterprise should be considered. The detail to be considered should increase with approach to the required date of appraisal, since recent events are of the greatest help in predicting the future; but a study of gross and net income, and of dividends covering a long prior period, is highly desirable. The history to be studied should include but need not be limited to the nature of the business, its products or services, its operating and investment assets, capital structure, plant facilities, sales records and management, all of which should be considered as of the date of the appraisal, with due regard for recent significant changes. Events of the past that are unlikely to recur in the future should be discounted, since value has a close relation to future expectancy.

              (b) A sound appraisal of a closely held stock must consider current and prospective economic conditions as of the date of appraisal, both in the national economy and in the industry or industries with which the corporation is allied. It is important to know that the company is more or less successful than its competitors in the same industry, or that it is maintaining a stable position with respect to competitors. Equal or even greater significance may attach to the ability of the industry with which the company is allied to compete with other industries. Prospective competition which has not been a factor in prior years should be given careful attention. For example, high profits due to the novelty of its product and the lack of competition often lead to increasing competition. The public's appraisal of the future prospects of competitive industries or of competitors within an industry may be indicated by price trends in the markets for commodities and for securities. The loss of the manager of a so-called "one-man" business may have a depressing effect upon the value of the stock of such business, particularly if there is a lack of trained personnel capable of succeeding to the management of the enterprise. In valuing the stock of this type of business, therefore, the effect of the loss of the manager on the future expectancy of the business and the absence of management-succession potentialities are pertinent factors to be taken into consideration. On the other hand, there may be factors which offset, in whole or in part, the loss of the manager's services. For instance, the nature of the business and of its assets may be such that they will not be impaired by the loss of the manager's services. Furthermore, the loss may be adequately covered by life insurance, or competent management might be employed on the basis of the consideration paid for the former manager's services. These, or other offsetting factors, if found to exist, should be carefully weighed against the loss of the manager's services in valuing the stock of the enterprise.

              (c) Balance sheets should be obtained, preferably in the form of comparative annual statements for two or more years immediately preceding the date of appraisal, together with a balance sheet at the end of the month preceding that date, if corporate accounting will permit. Any balance sheet descriptions that are not self-explanatory and balance sheet items comprehending diverse assets or liabilities should be clarified in essential detail by supporting supplemental schedules. These statements usually will disclose to the appraiser: (1) liquid position (ratio of current assets to current liabilities); (2) gross and net book value of principal classes of fixed assets; (3) working capital; (4) long-term indebtedness; (5) capital structure; and (6) net worth. Consideration also should be given to any assets not essential to the operation of the business, such as investments in securities, real estate, etc. In general, such nonoperating assets will command a lower rate of return than do the operating assets, although in exceptional cases the reverse may be true. In computing the book value per share of stock, assets of the investment type should be revalued on the basis of their market price and the book value adjusted accordingly. Comparison of the company's balance sheets over several years may reveal, among other facts, such developments as the acquisition of additional production facilities or subsidiary companies, improvement in financial position, and details as to recapitalizations and other changes in the capital structure of the corporation. If the corporation has more than one class of stock outstanding, the charter or certificate of incorporation should be examined to ascertain the explicit rights and privileges of the various stock issues, including: (1) voting powers, (2) preference as to dividends, and (3) preference as to assets in the event of liquidation.

              (d) Detailed profit-and-loss statements should be obtained and considered for a representative period immediately prior to the required date of appraisal, preferably five or more years. Such statements should show (1) gross income by principal items; (2) principal deductions from gross income including major prior items of operating expenses, interest and other expense on each item of long-term debt, depreciation and depletion if such deductions are made, officers' salaries, in total if they appear to be reasonable or in detail if they seem to be excessive, contributions (whether or not deductible for tax purposes) that the nature of its business and its community position require the corporation to make, and taxes by principal items, including income and excess profit taxes; (3) net income available for dividends; (4) rates and amounts of dividends paid on each class of stock; (5) remaining amount carried to surplus; and (6) adjustments to and reconciliation with surplus as stated on the balance sheet. With profit and loss statements of this character available, the appraiser should be able to separate recurrent from nonrecurrent items of income and expense, to distinguish between operating income and investment income, and to ascertain whether or not any line of business in which the company is engaged is operated consistently at a loss and might be abandoned with benefit to the company. The percentage of earnings retained for business expansion should be noted when dividend-paying capacity is considered. Potential future income is a major factor in many valuations of closely-held stocks, and all information concerning past income which will be helpful in predicting the future should be secured. Prior earnings records usually are the most reliable guide as to the future expectancy, but resort to arbitrary five- or ten-year averages without regard to current trends or future prospects will not produce a realistic valuation. If, for instance, a record of progressively increasing or decreasing net income is found, then greater weight may be accorded the most recent years' profits in estimating earning power. It will be helpful, in judging risk and the extent to which a business is a marginal operation, to consider deductions from income and net income in terms of percentage of sales. Major categories of cost and expense to be so analyzed include the consumption of raw materials and supplies in the case of manufacturers, processors and fabricators; the cost of purchased merchandise in the case of merchants; utility services, insurance; taxes; depletion or depreciation; and interest.

              (e) Primary consideration should be given to the dividend-paying capacity of the company rather than to dividends actually paid in the past. Recognition must be given to the necessity of retaining a reasonable portion of profits in a company to meet competition. Dividend-paying capacity is a factor that must be considered in an appraisal, but dividends actually paid in the past may not have any relation to dividend-paying capacity. Specifically, the dividends paid by a closely held family company may be measured by the income needs of the stockholders or by their desire to avoid taxes on dividend receipts, instead of by the ability of the company to pay dividends. Where an actual or effective controlling interest in a corporation is to be valued, the dividend factor is not a material element, since the payment of such dividends is discretionary with the controlling stockholders. The individual or group in control can substitute salaries and bonuses for dividends, thus reducing net income and understating the dividend-paying capacity of the company. It follows, therefore, that dividends are less reliable criteria of fair market value than other applicable factors.

              (f) In the final analysis, goodwill is based upon earning capacity. The presence of goodwill and its value, therefore, rests upon the excess of net earnings over and above a fair return on the net tangible assets. While the element of goodwill may be based primarily on earnings, such factors as the prestige and renown of the business, the ownership of a trade or brand name, and a record of successful operation over a prolonged period in a particular locality also may furnish support for the inclusion of intangible value. In some instances it may not be possible to make a separate appraisal of the tangible and intangible assets of the business. The enterprise has a value as an entity. Whatever intangible value there is, which is supportable by the facts, may be measured by the amount by which the appraised value of the intangible assets exceeds the net book value of such assets.

              (g) Sales of stock of a closely held corporation should be carefully investigated to determine whether they represent transactions at arm's length. Forced or distress sales do not ordinarily reflect fair market value nor do isolated sales in small amounts necessarily control as the measure of value. This is especially true in the valuation of a controlling interest in a corporation. Since, in the case of closely held stocks, no prevailing market prices are available, there is no basis for making an adjustment for blockage. It follows, therefore, that such stocks should be valued upon a consideration of all the evidence affecting the fair market value. The size of the block of stock itself is a relevant factor to be considered. Although it is true that a minority interest in an unlisted corporation's stock is more difficult to sell than a similar block of listed stock, it is equally true that control of a corporation, either actual or in effect, representing as it does an added element of value, may justify a higher value for a specific block of stock.

              (h) Section 2031(b) of the Code states, in effect, that in valuing unlisted securities the value of stock or securities of corporations engaged in the same or a similar line of business which are listed on an exchange should be taken into consideration along with all factors. An important consideration is that the corporations to be used for comparisons have capital stocks which are actively traded by the public. In accordance with section 2031(b) of the Code, stocks listed on an exchange are to be considered first. However, if sufficient comparable companies whose stocks are listed on an exchange cannot be found, other comparable companies which have stocks actively traded in on the over-the-counter market also may be used. The essential factor is that whether the stocks are sold on an exchange or over-the-counter there is evidence of an active, free public market for the stock as of the valuation date. In selecting corporations for comparative purposes, care should be taken to use only comparable companies. Although the only restrictive requirement as to comparable corporations specified in the statute is that their lines of business be the same or similar, yet it is obvious that consideration must be given to other relevant factors in order that the most valid comparison possible will be obtained. For illustration, a corporation having one or more issues of preferred stock, bonds or debentures in addition to its common stock should not be considered to be directly comparable to one having only common stock outstanding. In like manner, a company with a declining business and decreasing markets is not comparable to one with a record of current progress and market expansion.

Section 5.  Weight to be Accorded Various Factors

The valuation of closely held corporate stock entails the consideration of all relevant factors as stated in Section 4. Depending upon the circumstances in each case, certain factors may carry more weight than others because of the nature of the company's business. To illustrate:

              (a) Earnings may be the most important criterion of value in some cases whereas asset value will receive primary consideration in others. In general, the appraiser will accord primary consideration to earnings when valuing stocks of companies which sell products or services to the public; conversely, in the investment or holding type of company, the appraiser may accord the greatest weight to the assets underlying the security to be valued.

              (b) The value of the stock of a closely held investment or real estate holding company, whether or not family owned, is closely related to the value of the assets underlying the stock. For companies of this type the appraiser should determine the fair market values of the assets of the company. Operating expenses of such a company and the cost of liquidating, if any, merit consideration when appraising the relative values of the stock and the underlying assets. The market values of the underlying assets give due weight to potential earnings and dividends of the particular items of property underlying the stock, capitalized at rates deemed proper by the investing public at the date of appraisal. A current appraisal by the investing public should be superior to the retrospective opinion of an individual. For these reasons, adjusted net worth should be accorded greater weight in valuing the stock of a closely held investment or real estate holding company, whether or not family owned, than any of the other customary yardsticks of appraisal, such as earnings and dividend paying capacity.

Section 6.  Capitalization Rates

In the application of certain fundamental valuation factors, such as earnings and dividends, it is necessary to capitalize the average or current results at some appropriate rate. A determination of the proper capitalization rate presents one of the most difficult problems in valuation. That there is no ready or simple solution will become apparent by a cursory check of the rates of return and dividend yields in terms of the selling prices of corporate shares listed on the major exchanges in the country. Wide variations will be found even for companies in the same industry. Moreover, the ratio will fluctuate from year to year depending upon economic conditions. Thus, no standard tables of capitalization rates applicable to closely held corporations can be formulated. Among the more important factors to be taken into consideration in deciding upon a capitalization rate in a particular case are: (1) the nature of the business;
(2) the risk involved; and (3) the stability or irregularity of earnings.

Section 7.  Average of Factors

Because valuations cannot be made on the basis of a prescribed formula, there is no means whereby the various applicable factors in a particular case can be assigned mathematical weights in deriving the fair market value. For this reason, no useful purpose is served by taking an average of several factors (for example, book value, capitalized earnings and capitalized dividends) and basing the valuation on the result. Such a process excludes active consideration of other pertinent factors, and the end result cannot be supported by a realistic application of the significant facts in the case except by mere chance.

Section 8.  Restrictive Agreements

Frequently, in the valuation of closely held stock for estate and gift tax purposes, it will be found that the stock is subject to an agreement restricting its sale or transfer. Where shares of a stock were acquired by a decedent subject to an option reserved by the issuing corporation to repurchase at a certain price, the option price is usually accepted as the fair market value for estate tax purposes (see Revenue Ruling 54-76, C.B. 1954-1, 194.) However, in such cases the option price is not determinative of fair market value for gift tax purposes. Where the option or buy and sell agreement is the result of voluntary action by the stockholders and is binding during the life as well as at the death of the stockholders, such agreement may or may not, depending upon the circumstances of each case, fix the value for estate tax purposes. However, such agreement is a factor to be considered, with other relevant factors, in determining fair market value. Where the stockholder is free to dispose of his shares during life and the option is to become effective only upon his death, the fair market value is not limited to the option price. It is always necessary to consider the relationship of the parties, the relative number of shares held by the decedent, and other material facts, to determine whether the agreement represents a bona fide business arrangement or is a device to pass the decedent's shares to the natural objects of his bounty for less than an adequate and full consideration in money or money's worth. (In this connection, see Revenue Ruling 157 C.B. 1953-2, 255, and Revenue Ruling 189, C.B. 1953-2, 294.)

Section 9.  Effect on Other Documents

Revenue Ruling 54-77, C.B. 1954-1, 187, is hereby superseded.(1)




___________
    (1)Source: Internal Revenue Bulletin; Cumulative Bulletin 1959-1, January - June 1959, pp. 237-244.

                           HOULIHAN VALUATION ADVISORS
                         675 East 2100 South, Suite 260
                            Salt Lake City, UT 84093
                                 (801) 322-3300
                              rmiranda@houlihan.com


EMPLOYMENT HISTORY
------------------

2001 to    HOULIHAN VALUATION ADVISORS.  Principal & Valuation Consultant.
Present    Salt Lake City
           - Perform business valuations for companies to assist company management in raising capital, establishing ESOP programs, addressing estate and tax planning considerations, litigation support and for merger and acquisition activities.
           - Conduct business development activities with other service providers in the market to gain engagements.
           - Provide consulting services regarding the creation of business plans and financial models to assist companies with growth initiatives.
           - Conduct valuations pursuant to SFAS 142 to assess potential impairment of goodwill and intangible assets.
           - Prepare fairness opinions assessing the fairness of the financial terms of a transaction to shareholders and provided evidence that reasonable business judgement was used.

1999 to         NBO, Inc.  Chief Financial Officer. Salt Lake City.
2001       -    Managed the  financial  growth of the Company from sales of $4.3 million in FY 99 to $40 million in FY 01.
           -    Responsible   for  writing  the  Company's   business  plan  and
                preparing  financial  projections.  This  material  was  used in private Placement  Memoranda and other documentation for capital raising activities. During my tenure, NBO completed $7.5 million and $2.2  million  private  equity  offerings  and  prepared  an additional offering for $2.0 million.
           -    Prepared  an  analysis  of  the   requirements  for  becoming  a
                reporting company when NBO reached 500 shareholders.
           -    Served as liaison with accredited investors, investment bankers, auditors and lawyers.
           -    Prepared a variety of  analyses  to value NBO  relative to other comparable companies in its industry.
           -    Supervised Controller and staff of five on accounting operations and reporting to clients.

1998 to    INVEST LINC CAPITAL.  Director & Senior Investment Analyst. Provo.
1999       -    Responsible  for  business   origination.   Designed   pitchbook
                outlining   ILC's   capabilities.    Prospected   for   clients,
                participated in marketing  meetings and calls.  Negotiated terms of engagement.
           -    Executed  transactions:   Conducted  due  diligence,   performed
                valuations,  wrote business plans and roadshow presentations for clients, summarized transactions to partners.
           -    Established document and model infrastructure for ILC, including
                financial   projection  model,   comparable  analysis  template,
                pitchbooks, due diligence lists, etc.

1996 to    PARADIGM MEDICAL INDUSTRIES, Inc.  Director, Business Development.
1997       Salt Lake City.
           - Responsible for budget planning, execution, and variance analysis. Supervised Controller.
           - Conducted all shareholder activities including annual meeting preparation, preparation of proxy materials, answering information requests, maintaining web site, and taking investor calls.
           - Liaison with investment banking community. Received calls from banking community and provided them with timely updates on company developments. Met with bankers regarding potential capital market activities.
           -    Conducted analyses and wrote business plans for a new product.
           - Wrote Management Discussion & Analysis section and others for SEC reports.
           - Implemented program to convert Preferred Shares to Common Shares serving as transfer agent for the Preferred Shares.
           -    Wrote and disseminated press releases.

1995 to    AMERICAN STOCK EXCHANGE.  Director of Investment Banking Services.
1996       New York.
           - Responsible for establishing and improving relationships with investment banking community in order to increase listings at the Exchange.
           - Developed marketing materials and conducted meetings with investment bankers actively seeking potential listings and discussing the Exchange's virtues as a marketplace.
           - Prepared a strategy to gain favor with investment banks by levering capital needs of AMEX listed companies.
           - Conducted comparative analyses on aftermarket performance of Nasdaq stocks to promote transfers to the AMEX.
           -    Attended industry conferences representing the Exchange.

1993 to    OPPENHEIMER & Co., Inc. International Investment Banking.  Associate.
1995       New York.
           - Established a $160 million private equity fund in Argentina to purchase recently privatized or restructured companies.
           - Valued an Argentine oil & gas concession to advise client on acquisition bid.
           - Prepared a $75 million equity offering for an Argentine real estate company.
           - Participated in various due diligence sessions and client meetings that required travel to Latin America.

1992 to    LEHMAN BROTHERS Inc. Emerging Markets Group. Corporate Analyst.
1993       New York.
           - Lead Managed a $125 million Eurobond for Gruma S.A. and Co-Lead Managed $100 million equity offering for GIMSA, a Gruma subsidiary.
           - Arranged a $1 billion Medium Term Note Program for the Republic of Argentina.
           - Performed valuations: comparable company, discounted cash flow and comparable transaction analyses.
           - Prepared numerous equity and debt presentations promoting Lehman Brothers' capabilities to potential clients.

1990 to    DOLE FRUIT COMPANY.  Manager of Diversified Activities/Financial
1991       Analyst.  Ecuador.
           - Managed all aspects of the Division's diversified activities. Represented the Division at meetings with the Bush Delegation for the Andean Initiative (Non-traditional exports), and Ecuadorian Ministry of Agriculture.
           - Prepared a $180 million annual cost budget and $10 million capital budget, executing quarterly budget revisions and supporting analyses for capital expenditures.
           - Submitted the Division's periodic report on Ecuador's economic and political climate to the President of Dole Fresh Fruit International.

1986 to    INTER-AMERICAN FOUNDATION. Program Assistant. Washington, D.C.
1988       -    Prepared report on networking among Foundation grantees in Latin
                America and the Caribbean.
           -    Prepared  briefing   materials  for  reports  to  the  Board  of
                Directors and US Congress.
           -    Managed In-Service Contracts with outside consultants.
           -    Participated  in, and  summarized  project  reviews for the Vice
                President for Programs.

1983 to    PEACE CORPS/PARAGUAY. Cooperative Advisor.
1985       -    Conducted needs  assessment,  feasibility study and cost/benefit analysis for project potential.  Wrote and coordinated a $10,000
                USAID grant for a dairy project.

EDUCATION
---------

           TUFTS UNIVERSITY, Fletcher School of Law and Diplomacy. MALD Degree 1990.

           Areas of Study: International Finance, International Energy and Resource Policy, and Western Hemisphere Diplomacy.

           Recipient, CIGNA Scholarship. Presented to students who excel in International Finance.

           President, International Business Group.

           ST. LAWRENCE UNIVERSITY. Bachelor Degree, 1982. Economics-Government Double Major. Dean's List 1980.

           AMERICAN SOCIETY OF APPRAISERS. Completed and passed Business Valuation 201, December 2002; Business Valuation 202, November 2003; Business Valuation 203, November 2003; Business Valuation 204, February 2004. Also completed and passed USPAP and ASA ethics exams. Member in good standing.

PRESENTATIONS
-------------

           "Negotiating Rough Terrain: Driving the Value of Emerging Companies." T2M Basecamp. Salt Lake City, UT, May 2003.

           "SFAS 141 & 142: Goodwill and Intangible Assets." Utah Bar Securities Section. Sun Valley, ID August 2002.

SKILLS
------
           Computer Experience, Excel, Word, Powerpoint, Windows, Bloomberg, Mergerstat, and various valuation sources. Spanish, Fluent. Foreign Service Institute Rating of "4". Fletcher School rating of Advanced Professional. NASD Series 7 & 63 licenses (expired).

                             FREDERIC L. JONES, ASA
                              Salt Lake City Office

                     -------------------------------------

PROFESSIONAL    Accredited Senior Appraiser (ASA)
DESIGNATIONS    Senior Member of the American Society of Appraisers, Business
                Valuation


ACADEMIC        B.A., Dartmouth College, Economics
DEGREES         M.B.A., Dartmouth College, Amos Tuck School of Business
                Administration


EMPLOYMENT      Houlihan Valuation Advisors
                Principal - 1988 to Present
                The firm provides financial opinions,  securities valuation, and
                corporate  advisory  services  to  corporations,   institutions,
                agencies,  fiduciaries,  partnerships and individuals  requiring expert opinion on pricing,  structure,  fairness, or solvency in
                connection   with:    mergers,    acquisitions,    divestitures,
                recapitalizations,   equity  allocation,  LBO's,  ESOP's,  taxes
                litigation, intangible assets and fraudulent transfers.

                Ski Country Advisors, A Division of Houlihan Valuation Advisors Principal - 1988 to Present
                The  firm  provides  business   valuation,   business  planning,
                financial restructuring and feasibility analyses to the ski industry.

                Sugarbush Resort (Vermont)
                President and Chief Executive Officer - 1985 to 1987

                Kirkwood Resort (California)
                President and Chief Executive Officer - 1980 to 1985

                Copper Mountain (Colorado)
                Vice President of Operations - 1973 to 1980

                Waterville Valley Resort (New Hampshire)
                General Manager and Vice President - 1969 to 1973

                Mack Molding Company
                Production Manager and Vice President - 1964 to 1965, 1967 to
                1969


EXPERIENCE      Significant   experience  in  business  valuation  and  business
                planning, as well as financial analysis and restructuring.  Over
                20 years of experience in operating and  restructuring  small to
                medium   size   companies   in   the    recreation/leisure   and
                manufacturing industries. Extensive background in strategic planning, development, operation, financing and management of businesses. His business training and practical experience give him a broad perspective from which to provide assistance to clients in a wide variety of businesses.


PROFESSIONAL    American Society of Appraiser - Vice President Salt Lake City
SOCIETIES       Chapter, 1993 to  1994; President, 1994 to 1995
                National Ski Areas Association